
13003037

U. S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

For the fiscal year ended December 31, 2012

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Commission file number: 1-7865

HMG/COURTLAND PROPERTIES, INC.

(Name of Registrant in its Charter)

Delaware	59-1914299
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
1870 S. Bayshore Drive, Coconut Grove (Miami), Florida	33133
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number, including area code: (305) 854-6803

Securities registered pursuant to Section 12(b) of the Act:

Title of class	Name of each exchange on which registered:
Common Stock - Par value $1.00 per share	NYSE Amex

Securities registered pursuant to Section 12(g) of the Act: *None*

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.05) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company filer" in Rule 12b-2 of the Exchange Act (Check One):
Large accelerated filer [ ] Accelerated filer [ ]

Non-accelerated filer [ ] Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the exchange Act).
Yes [ ] No [X]

The aggregate market value of the voting stock held by non-affiliates of the Registrant (excludes shares of voting stock held by directors, executive officers and beneficial owners of more than 10% of the Registrant's voting stock; however, this does not constitute an admission that any such holder is an "affiliate" for any purpose) based on the closing price of the stock as traded on the NYSE Amex Exchange on the last business day of the Registrant's most recently completed second fiscal quarter (June 30, 2012) was $1,485,987. The number of shares outstanding of the issuer's common stock, $1 par value as of the latest practicable date: 974,526 shares of common stock, $1 par value, as of March 22, 2013.

TABLE OF CONTENTS

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Part I.

Cautionary Statement.
An investment in our common stock involves a high degree of risk. These risks should be considered carefully with the uncertainties described below, and all other information included in this Annual Report on Form 10-K, before deciding whether to purchase our common stock. Additional risks and uncertainties not currently known to management or that management currently deems immaterial may also become important factors that may harm our business, financial condition or results or operations. The occurrence of any of these risks could harm our business, financial condition and results of operations. The trading price of our common stock could decline due to any of these risks and uncertainties and you may lose part or all of your investment.

This Annual Report contains certain statements relating to future results of the Company that are considered "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied as a result of certain risks and uncertainties, including, but not limited to, changes in political and economic conditions; interest rate fluctuation; competitive pricing pressures within the Company's market; equity and fixed income market fluctuation; technological change; changes in law; changes in fiscal, monetary, regulatory and tax policies; monetary fluctuations as well as other risks and uncertainties detailed elsewhere in this Annual Report or from time-to-time in the filings of the Company with the Securities and Exchange Commission. Such forward-looking statements speak only as of the date on which such statements are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

Item 1. Description of Business.
HMG/Courtland Properties, Inc. and subsidiaries ("HMG", or the "Company"), is a Delaware corporation organized in 1972. The Company's business is the ownership and management of income-producing commercial properties and will consider other investments if they offer growth or profit potential.

HMG (excluding its 95% owned subsidiary Courtland Investments, Inc. ("CII"), which files a separate tax return) qualifies for taxation as a real estate investment trust ("REIT") under the U.S. Internal Revenue Code. In order for a company to qualify as a REIT, it must comply with certain rules specified in the Internal Revenue Code. These include: investing at least 75 percent of total assets in real estate; deriving at least 75 percent of gross income as rents from real property or interest from mortgages on real property; and distributing annually at least 90 percent of taxable income to shareholders in the form of dividends.

The Company owns a 50% leasehold interest in "Monty's", a facility consisting of a 16,000 square foot indoor/outdoor seafood restaurant adjacent to a marina with 132 dockage slips and a 40,000 square foot office/retail mall building with approximately 24,000 net rentable square feet. The Monty's facility is subject to a ground lease with the City of Miami, Florida which expires in 2035. The Company's corporate office is also located in Coconut Grove in a 5,000 square foot building.

On February 25, 2013 the Company completed the sale of its interests in Grove Isle Associates LLLP, Grove Isle Yacht Club Associates, Grove Isle Investments Inc. and CII Yacht Club, Inc., which represent interests in the Grove Isle hotel, club, tennis courts and marina (collectively, the "Grove Isle Property") to Grove Isle Yacht & Tennis, LLC, a Florida limited liability company and an unrelated entity ("the Purchaser"), pursuant to a purchase agreement entered into on the same day (the "Agreement"). The purchase price was $24.4 million, consisting of $23.4 million in cash and a $1 million promissory note due from the Purchaser. Approximately $2.7 million of the proceeds were used to pay off the existing mortgage on the Grove Isle Property.

The Company's other investments consist primarily of nominal equity interests in various privately-held entities, including limited partnerships whose purpose is to invest venture capital funds in growth-oriented enterprises. The Company does not have significant influence over any investee and the Company's investment represents less than 3% of the investee's ownership. Some of these investments give rise to exposure resulting from the volatility in capital markets. The Company mitigates its risks by diversifying its investment portfolio. Information with respect to the amounts and types of other investments including the nature of the declines in value is set forth in Note 5 of the Notes to Consolidated Financial Statements.
The Company's investments in marketable securities include equity and debt securities issued primarily by large capital companies or government agencies with readily determinable fair values in varying industries. This includes real estate investment trusts and mutual funds focusing in commercial real estate activities. Substantially all of the Company's marketable securities investments are in companies listed on major national stock markets, however the overall investment portfolio and some of the Company's investment strategies could be viewed as risky and the market values of the portfolio may be subject to fluctuations. Consistent with the Company's overall investment objectives and activities, management classifies all marketable securities as being held in a trading portfolio. Accordingly, all unrealized gains and losses on the Company's investments in marketable securities are recorded in the consolidated statements of comprehensive income. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Information regarding the amounts and types of investments in marketable securities is set forth in Note 4 of the Notes to Consolidated Financial Statements.

The Company acquires its real estate and other investments utilizing available cash, trading securities or borrowing funds.

The Company may realize gains and losses in its overall investment portfolio from time to time to take advantage of market conditions and/or manage the portfolio's resources and the Company's tax liability. The Company may utilize margin for its marketable securities purchases through the use of standard margin agreements with national brokerage firms. The use of available leverage is guided by the business judgment of management. The Company may also use options and futures to hedge concentrated stock positions and index futures to hedge against market risk and enhance the performance of the Company's portfolio while reducing the overall portfolio's risk and volatility.

Reference is made to Item 13. Certain Relationships and Related Transactions and Director Independence for discussion of the Company's organizational structure and related party transactions.

Investment in Affiliate.
The Company's investment in affiliate consists of a 49% equity interest in T.G.I.F. Texas, Inc. ("TGIF"). TGIF was incorporated in Texas and operates solely from the Company's corporate office in Miami, Florida. The Company's CEO, Maurice Wiener, is also the CEO of TGIF. Its assets consist primarily of promissory notes receivable from its shareholders including CII and Mr. Wiener and other investments including marketable debt and equity securities. This investment's carrying value as of December 31, 2012 and 2011 was approximately $2.5 and $2.7 million, respectively. CII's note payable to TGIF which is due on demand was approximately $2.8 million and $3.2 million as of December 31, 2012 and 2011, respectively. Reference is made to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Insurance, Environmental Matters and Other:
In the opinion of management, all significant assets of the Company are adequately covered by insurance and the cost and effects of complying with environmental laws do not have a material impact on the Company's operations.

We are not aware of any federal, state or local environmental laws or regulations that will materially affect our earnings or competitive position or result in material capital expenditures. However, we cannot predict the effect of possible future environmental legislation or regulations on our operations.

Competition and the Company's Market
The Company competes for suitable opportunities for real estate investments with other real estate investment trusts, foreign investors, pension funds, insurance companies and other investors. The Company also competes with other real estate investors and borrowers for available sources of financing.

In addition, to the extent the Company leases properties it must compete for tenants with other lessors offering similar facilities. Tenants are sought by providing modern, well-maintained facilities at competitive rentals. The Company has attempted to facilitate successful leasing of its properties by investing in facilities that have been developed according to the specifications of tenants and special local needs.
The food and beverage industry is highly competitive and is often affected by changes in taste and entertainment trends among the public, by local, national and economic conditions affecting spending habits, and by population and traffic patterns. The Company's Monty's restaurant is primarily outdoors and subject to climate and seasonal conditions.

The Company has the right to certain trademarks and service marks commonly known as "Monty Trainer's", "Monty's Stone Crab", "Monty's Conch", "Monty's" and "Monty's Marina", together with certain other trademarks, trade secrets, unique features, concepts, designs, operating procedures, recipes and materials used in connection with the operation of the restaurant. The Company regards its trademarks and other proprietary rights as valuable assets which are essential to the related operations. The Company will vigorously monitor and protect its trademarks against infringement and dilution where legally feasible and appropriate.

Employees.
The Company's management is provided in accordance with its Advisory Agreement (the "Agreement") with the HMGA, Inc. ("the Adviser"), as described below under "Terms of the Agreement". Reference is also made to Item 13. Certain Relationships and Related Transactions, and Director Independence. There is one employee at an 80%-owned subsidiary of CII which performs financial consulting services for which the Company receives consulting fees.

As of December 31, 2012 the Company's subsidiaries that operate the Monty's facility have approximately 100 restaurant employees and two marina employees. Reference is made to discussion of Monty's facility in Item 2. Description of Property.

The restaurant operation is subject to federal and state laws governing such matters as wages, working conditions, citizenship requirements and overtime. Some states, including Florida, have set minimum wage requirements higher than the federal level. Significant numbers of hourly personnel at our restaurants are paid at rates related to the Florida minimum wage and, accordingly, increases in the minimum wage will increase labor costs. We are also subject to the Americans With Disability Act of 1990 ("ADA"), which, among other things, may require certain renovations to our restaurants to meet federally mandated requirements. The cost of any such renovations is not expected to materially affect us.

We are not aware of any statute, ordinance, rule or regulation under present consideration which would significantly limit or restrict our business as now conducted. None of our employees are represented by collective bargaining organizations. We consider our labor relations to be favorable.

Terms of the Advisory Agreement. Under the terms of the Agreement, the Adviser serves as the Company's investment adviser and, under the supervision of the directors of the Company, administers the day-to-day operations of the Company. All officers of the Company who are officers of the Adviser are compensated solely by the Adviser for their services. The Agreement is renewable annually upon the approval of a majority of the directors of the Company who are not affiliated with the Adviser and a majority of the Company's shareholders. The contract may be terminated at any time on 120 days written notice by the Adviser or upon 60 days written notice by a majority of the unaffiliated directors of the Company or the holders of a majority of the Company's outstanding shares.

On September 20, 2012, the shareholders approved the renewal of the Advisory Agreement between the Company and the Adviser for a term commencing January 1, 2013, and expiring December 31, 2013.

The Adviser is majority owned by Mr. Wiener with the remaining shares owned by certain individuals, including Mr. Rothstein. The officers and directors of the Adviser are as follows: Maurice Wiener, Chairman of the Board and Chief Executive officer; Larry Rothstein, President, Treasurer, Secretary and Director; and Carlos Camarotti, Vice President - Finance and Assistant Secretary.

Advisory Fees. For the years ended December 31, 2012 and 2011, the Company and its subsidiaries incurred Adviser fees of approximately $1,056,000 and $1,020,000, respectively, of which $1,020,000 represented regular compensation for 2012 and 2011. In 2012 Advisor fees include $36,000 in incentive fee compensation. There was no incentive compensation for 2011.

Item 2. Description of Property.

Restaurant, marina and mall ("Monty's") (Coconut Grove, Florida).
In August 2004, the Company, through two 50%-owned entities, Bayshore Landing, LLC ("Landing") and Bayshore Rawbar, LLC ("BSRB"), (collectively, "Bayshore") purchased a restaurant, office/retail and marina property located in Coconut Grove (Miami), Florida known as Monty's. The other 50% owner of Bayshore is The Christoph Family Trust (the "Trust" or "CFT"). An affiliate of this group is an experienced marina operator.

The Monty's property consists of a two story building with approximately 40,000 rentable square feet and approximately 3.7 acres of land and submerged land with a 132-boat slip marina. It includes a 16,000 square foot indoor-outdoor raw bar restaurant known as Monty's Raw Bar and 24,000 net rentable square footage of office/retail space leased to tenants operating boating and marina related businesses. Monty's Raw Bar has operated in the same location since 1969 and is an established culinary landmark in South Florida. It is a casual restaurant and bar located next to the picturesque Monty's marina.
The Monty's property is subject to a ground lease with the City of Miami, Florida expiring in 2035. Under the lease, Landing pays percentage rent ranging from 8% to 15% of gross revenues from various components of the property.

The Monty's property is encumbered by a mortgage payable to a bank with an outstanding principal balance of $8.5 million as of December 31, 2012. The loan balance, as amended and restated, is to be repaid in monthly installments of approximately $82,000 including principal and interest. Interest is calculated at one-month LIBOR rate (.21% at December 31, 2012) plus 2.45%. In conjunction with the amended and restated mortgage, Bayshore has an interest rate swap agreement to manage their exposure to interest rate fluctuation through the entire term of the mortgage. The effect of the swap agreement is to provide a fixed interest rate of 7.57%. The note is due, with a balloon payment on August 19, 2020. The agreement with the bank contains certain covenants with which the Company is in compliance as of December 31, 2012.

The operations of the Monty's restaurant are managed by BSRB personnel with the exception of certain managerial and accounting related functions which are performed by RMI, an unrelated third party. Under an amended management agreement BSRB retained RMI to perform accounting related administrative functions and beginning in March 2012, provide general management of the restaurant's days to day operations. For the year ended December 31, 2012, BSRB paid RMI $114,000 (or $9,500 per month) for accounting and related services and an additional approximate $117,000 for management services. The amended management agreement is renewable on an annual basis. In December 2012 the agreement with RMI was renewed and extended through the year ending December 31, 2013 under the same terms of the prior agreement.

Executive offices (Coconut Grove, Florida). The principal executive offices of the Company and the Adviser are located at 1870 South Bayshore Drive, Coconut Grove, Florida, 33133, in premises owned by the Company's subsidiary CII and leased to the Adviser pursuant to a lease agreement originally dated December 1, 1999, and as renewed in 2009. The lease provides for base rent of $48,000 per year payable in equal monthly installments during the five year term of the lease which expires on December 1, 2014. The Adviser, as tenant, pays utilities, certain maintenance and security expenses relating to the leased premises.

The Company regularly evaluates potential real estate acquisitions for future investment or development and would utilize funds currently available or from other resources to implement its strategy.

Item 3. Legal Proceedings

The Company was a co-defendant in two lawsuits in the circuit court in Miami Dade County Florida. These cases arose from claims by a condominium association and resident seeking a declaratory judgment regarding certain provisions of the declaration of condominium relating to the Grove Isle Club and the developer. The claim by the association has been dismissed as to all counts related to the Company, however the association has filed an appeal. The Company believes that the claims are without merit and intends to vigorously defend its position. The ultimate outcome of this litigation cannot presently be determined. However, in management's opinion the likelihood of a material adverse outcome is remote. Accordingly, adjustments, if any that might result from the resolution of this matter have not been reflected in the consolidated financial statements.

In connection with the operation of the Monty's property from time to time, we are a defendant in litigation arising in the ordinary course of our business, including claims resulting from "slip and fall" accidents, claims under federal and state laws governing access to public accommodations, employment-related claims and claims from guests alleging illness, injury or other food quality, health or operational concerns. To date, none of this litigation, some of which is covered by insurance, has had a material effect on us.

Item 4. Mine Safety Disclosures

Not applicable to Company.

Part II.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities.

The high and low per share closing sales prices of the Company's stock on the NYSE Amex Exchange (ticker symbol: HMG) for each quarter during the past two years were as follows:

	High	Low
March 31, 2012	$5.00	$3.65
June 30, 2012	$5.24	$3.90
September 30, 2012	$6.62	$4.60
December 31, 2012	$5.62	$4.58
March 31, 2011	$6.31	$4.65
June 30, 2011	$5.15	$4.37
September 30, 2011	$4.37	$3.25
December 31, 2011	$4.47	$3.14

No dividends were declared or paid during 2012 and 2011. The Company's policy has been to pay dividends as are necessary for it to qualify for taxation as a REIT under the Internal Revenue Code.

As of March 8, 2013, there were 350 shareholders of record of the Company's common stock.

The following table illustrates securities authorized for issuance under the Company's equity compensation plan, the 2011 Stock Option Plan, as previously reported:

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plan approved by shareholders	102,100	$4.99	17,900
Equity compensation plan not approved by shareholders	--	--	--
Total	102,100	$4.99	17,900

No stock options were granted, exercised or forfeited during the year ended December 31, 2012.

The following table presents information regarding the shares of our common stock we purchased during each of the twelve calendar months ended December 31, 2012:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan (1)	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Plan (1)
Jan. 1 -31 2012 (2008 Program)	--	--	--	$239,612
Feb. 1 -29 2012 (2008 Program)	--	--	--	$239,612
March 1 -31 2012 (2008 Program)	--	--	--	$239,612
April 1 -30 2012 (2008 Program)	--	--	--	$239,612
May 1 -31 2012 (2008 Program)	--	--	--	$239,612
June 1 -30 2012 (2008 Program)	--	--	--	$239,612
July 1 -31 2012 (2008 Program)	--	--	--	$239,612
Aug 1 -31 2012 (2008 Program)	--	--	--	$239,612
Sept. 1 -30 2012 (2008 Program)	18,100	$6.20	--	$127,392
Oct.. 1 -31 2012 (2008 Program)	--	--	--	$127,392
Nov. 1 -30 2012 (2012 Program)	22,800	$5.75	--	$168,900
Dec. 1 -31 2012 (2012 Program)	--	--	--	$168,900

1. We have one current program to repurchase up to $300,000 of outstanding shares of our common stock from time to time in the open market at prevailing market prices or in privately negotiated transactions. This program, which was approved by our Board of Directors and announced in November 2012 (the "2012 Program"), replaces the 2008 Program, as previously disclosed. The repurchased shares of common stock have been retired and will not be reissued. This program expires December 31, 2015.

Item 6. Selected Financial Data:
Not applicable to the Company.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies and Estimates.
The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions in applying our critical accounting policies that affect the reported amounts of assets and liabilities and the disclosure (if any) of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Our estimates and assumptions concern, among other things, goodwill impairment, impairment of our other investments and other long-lived assets, uncertainties for Federal and state income tax and allowance for doubtful accounts. We evaluate those estimates and assumptions on an ongoing basis based on historical experience and on various other factors which we believe are reasonable under the circumstances. Note 1 of the consolidated financial statements, included elsewhere on this Form 10-K, includes a summary of the significant accounting policies and methods used in the preparation of the Company's consolidated financial statements. The Company believes the following critical accounting policies affect the significant judgments and estimates used in the preparation of the Company's financial statements:

Goodwill.
The Company's goodwill balance as of December 31, 2012 and 2011 relates entirely to its 2004 acquisition of 50% of the Monty's restaurant, marina and office rental facility located in Miami, Florida.

Goodwill is recorded at its carrying value and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of goodwill might not be recoverable. The Company elected an annual goodwill impairment testing date of December 31.

In 2012 our goodwill impairment analysis consisted of assessing certain qualitative factors to determine whether it is more likely than not that the fair value of the reporting entity is lower than its carrying value. Our last year's analysis supported no goodwill impairment and the financial performance of the reporting entity has improved since then and there are no negative indications that future profitability may be impaired. Therefore we have concluded that there is no goodwill impairment for the year ended December 31, 2012.

Marketable Securities. Consistent with the Company's overall investment objectives and activities, management has classified its entire marketable securities portfolio as trading. As a result, all unrealized gains and losses on the Company's investment portfolio are included in the Consolidated Statements of Comprehensive Income. Our investments in trading equity and debt marketable securities are carried at fair value and based on quoted market prices or other observable inputs. Marketable securities are subject to fluctuations in value in accordance with market conditions.

Other Investments. The Company's other investments consist primarily of nominal equity interests in various privately-held entities, including limited partnerships whose purpose is to invest venture capital funds in growth-oriented enterprises. The Company does not have significant influence over any investee and the Company's investment represents less than 3% of the investee's ownership. None of these investments meet the criteria of accounting under the equity method and are carried at cost less distributions and other than temporary unrealized losses. These investments do not have available quoted market prices, so we must rely on valuations and related reports and information provided to us by those entities. These valuations are by their nature subject to estimates which could change significantly from period to period. The Company regularly reviews the underlying assets in its other investment portfolio for events, including but not limited to bankruptcies, closures and declines in estimated fair value, that may indicate the investment has suffered an other-than-temporary decline in value. When a decline is deemed other-than-temporary, we permanently reduce the cost basis component of the investments to its estimated fair value, and the loss is recorded as a component of net income from other investments. As such, any recoveries in the value of the investments will not be recognized until the investments are sold.

We believe our estimates of each of these items historically have been adequate. However, due to uncertainties inherent in the estimation process, it is reasonably possible that the actual resolution of any of these items could vary significantly from the estimate and, accordingly, there can be no assurance that the estimates may not materially change in the near term.

Real Estate. Land, buildings and improvements, furniture, fixtures and equipment are recorded at cost. Tenant improvements, which are included in buildings and improvements, are also stated at cost. Expenditures for ordinary maintenance and repairs are expensed to operations as they are incurred. Renovations and/or replacements, which improve or extend the life of the asset are capitalized and depreciated over the shorter of their estimated useful lives, or the remaining lease term (if leased).

Depreciation is computed utilizing the straight-line method over the estimated useful lives of ten to forty years for buildings and improvements and five to ten years for furniture, fixtures and equipment. Tenant improvements are amortized on a straight-line basis over the shorter of the term of the related leases or the assets useful life.

The Company is required to make subjective assessments as to the useful lives of its properties for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties. These assessments have a direct impact on the Company's net income. Should the Company lengthen the expected useful life of a particular asset, it would be depreciated over more years, and result in less depreciation expense and higher annual net income.

Assessment by the Company of certain other lease related costs must be made when the Company has a reason to believe that the tenant will not be able to execute under the term of the lease as originally expected.

The Company periodically reviews the carrying value of certain of its properties and long-lived assets in relation to historical results, current business conditions and trends to identify potential situations in which the carrying value of assets may not be recoverable. If such reviews indicate that the carrying value of such assets may not be recoverable, the Company would estimate the undiscounted sum of the expected future cash flows of such assets or analyze the fair value of the asset, to determine if such sum or fair value is less than the carrying value of such assets to ascertain if a permanent impairment exists. If a permanent impairment exists, the Company would determine the fair value by using quoted market prices, if available, for such assets, or if quoted market prices are not available, the Company would discount the expected future cash flows of such assets and would adjust the carrying value of the asset to fair value. Judgments as to impairments and assumptions used in projecting future cash flow are inherently imprecise.

Real estate interests held for sale.
The Company's classifies real estate interests in properties as held for sale when certain criteria are met, in accordance with GAAP. At that time we present the assets and obligations of the property held for sale separately in our consolidated balance sheet and we cease recording depreciation and amortization expense related to that property. Real estate held for sale are reported at the lower of their carrying amount or their estimated fair value, less estimated costs to sell. As of December 31, 2012, our Grove Isle property was classified as held for sale and a sale of Grove Isle was completed on February 25, 2013.

Results of Operations:
For the years ended December 31, 2012, reported net income attributable to the Company of approximately $6,000 (or $.01 per share) and for the year ended December 31, 2011, the Company reported net loss attributable to the Company of $940,000 (or $.93 per share).

Revenues:
Total revenues for the year ended December 31, 2012 as compared with that of 2011 increased by approximately $408,000 (or 5%).

Real estate and related revenue:
Real estate rentals and related revenue increased by approximately $50,000 (or 7%) for the year ended December 31, 2012 as compared with 2011. This increase was primarily from new tenant rentals at our Monty's property.

Monty's restaurant operations:
Summarized statement of income of the Monty's restaurant operations for the years ended December 31, 2012 and 2011 is presented below (Note: for comparative purposes the information below represents 100% of the restaurant operations. The Company's ownership percentage in these operations is 50%):

Summarized statements of income of Monty's restaurant	Year ended December 31, 2012	*Percentage of sales*	Year ended December 31, 2011	*Percentage of sales*
Revenues:				
Food and Beverage Sales	$6,179,000	*100%*	$5,857,000	*100%*
Expenses:				
Cost of food and beverage sold	1,770,000	*28.7%*	1,682,000	*28.7%*
Labor, entertainment and related costs	1,432,000	*23.2%*	1,317,000	*22.4%*
Other food and beverage related costs	275,000	*4.5%*	250,000	*4.3%*
Other operating costs	490,000	*7.9%*	478,000	*8.2%*
Insurance	304,000	*4.9%*	343,000	*5.9%*
Management and accounting fees	141,000	*2.3%*	148,000	*2.5%*
Utilities	224,000	*3.6%*	245,000	*4.2%*
Rent (as allocated)	632,000	*10.2%*	599,000	*10.2%*
Total Expenses	5,268,000	*85.3%*	5,062,000	*86.4%*
Income before depreciation and minority interest	$911,000	*14.7%*	$795,000	*13.6%*

The Monty's restaurant is subject to seasonal fluctuations in sales. January through May sales typically account for over 50% of annual sales. Restaurant sales in 2012 as compared with 2011 increased by approximately 5% primarily due to a improved operations and good weather in 2012 season as compared with 2011.

The increase in cost of food as a percentage of sales in 2012 as compared to 2011 was primarily due to higher food costs for substantially all categories. The increase in food costs was partially offset by the decrease in labor costs due to more efficient management structure.

All other 2012 restaurant related expenses, as a percentage of sales were consistent with that of 2011.

Monty's marina operations:
The Monty's marina has approximately 4,400 total square feet available for rent to the public.
Summarized and combined statements of income from Monty's marina operations:
(The Company owns 50% of the Monty's marina)

	Year ended December 31, 2012	2011
Revenues:		
Dockage fees and related income	$1,100,000	$1,065,000
Total marina revenues	1,100,000	1,065,000
Expenses:		
Insurance	26,000	27,000
Management fees	34,000	32,000
Utilities (net of reimbursements)	(30,000)	(36,000)
Bay bottom lease	177,000	171,000
Repairs and maintenance	85,000	75,000
Other	172,000	69,000
Total Expenses	464,000	337,000
Income before interest, depreciation and noncontrolling interest	$636,000	$728,000

Marina revenues and expenses for the year ended December 31, 2012 as compared with 2011 remained consistent, except for a $100,000 bad debt expense reported in 2012 related to one tenant.

Expenses:
Total expenses for the year ended December 31, 2012 as compared to that of 2011 remained consistent; decreasing approximately $50,000 (or less than 1%).

Food and beverage costs and marina expenses are solely from the Monty's operations. Summarized income statements and discussion of significant changes in expenses for each of these operations are presented above.

Depreciation and amortization expense decreased by approximately $147,000 (or 18%) as comparable with 2011, primarily due to decreased amortization expense relating to loan costs associated with the Monty's loan modifications completed in 2011.

Professional fees and expenses decreased by approximately $116,000 (or 39%) for the year ended December 31, 2012 as compared to 2011. This was primarily due to decreased accruals of audit and tax return preparation fees.

Other Income:

Net realized and unrealized gain (loss) from investments in marketable securities:
Net gain (loss) from investments in marketable securities, including marketable securities distributed by partnerships in which the Company owns minority positions, for the years ended December 31, 2012 and 2011, is as follows:

Description	2012	2011
Net realized gain from sales of marketable securities	$35,000	$130,000
Net unrealized gain (loss) from marketable securities	86,000	(189,000)
Total net gain (loss) from investments in marketable securities	$121,000	($59,000)

Net realized gain from sales of marketable securities consisted of approximately $152,000 of gains net of $117,000 of losses for the year ended December 31, 2012. The comparable amounts in fiscal year 2011 were gross gains of approximately $212,000 of gains net of $82,000 of losses.

Consistent with the Company's overall current investment objectives and activities, the entire marketable securities portfolio is classified as trading (as defined by U.S generally accepted accounting principles). Unrealized gains or losses from marketable securities are recorded as other income in the consolidated statements of comprehensive income.

Investment gains and losses on marketable securities may fluctuate significantly from period to period in the future and could have a significant impact on the Company's net earnings. However, the amount of investment gains or losses on marketable securities for any given period has no predictive value and variations in amount from period to period have no practical analytical value.

Investments in marketable securities give rise to exposure resulting from the volatility of capital markets. The Company attempts to mitigate its risk by diversifying its marketable securities portfolio.

Net income from other investments is summarized below (excluding other than temporary impairment losses):

	2012	2011
Partnerships owning real estate and related investments (a)	$223,000	$ --
Venture capital funds – diversified businesses (b)	121,000	27,000
Income from investment in 49% owned affiliate (c)	57,000	41,000
Other	--	1,000
Total net income from other investments	$401,000	$69,000

(a) The gain in 2012 primarily consists of one cash distribution from an investment in a partnership owning real estate investments.

(b) The gains in 2012 and 2011 consist of various cash distributions from an investments owning diversified businesses which made cash distributions from the sale or refinancing of operating companies.

(c) This gain represents income from the Company's 49% owned affiliate, T.G.I.F. Texas, Inc. ("TGIF"). The increase in income is due to increased gains from investments in 2012 versus 2011. In 2012 and 2011 TGIF declared and paid a cash dividend of which the

Company's portion of was approximately $196,000 and $168,000. These dividends were recorded as reduction in the investment carrying value as required under the equity method of accounting for investments.

Other than temporary impairment ("OTTI") losses from other investments

	2012	2011
Real estate and related	($28,000)	($84,000)
Other	--	(3,000)
Total other than temporary impairment loss from other investments	($28,000)	($87,000)

The OTTI loss for the year ended December 31, 2012 and 20111 primarily consists of a recognized impairment loss in an investment in a partnership which operates and leases executive suites in Miami, Florida. The Company has funded $120,000 to date in this investment and the losses incurred were primarily associated with the initial start up of the venture in 2010.

Net income or loss from other investments may fluctuate significantly from period to period in the future and could have a significant impact on the Company's net earnings. However, the amount of investment gain or loss from other investments for any given period has no predictive value and variations in amount from period to period have no practical analytical value.

Interest, dividend and other income

Interest, dividend and other income for the year ended December 31, 2012 as compared with 2011 decreased by approximately $58,000 (or 29%), primarily due to decreased interest and dividend income from debt and equity marketable securities of approximately $8,000 and decreased service fee income from Courtland Houston, Inc. of $50,000.

In conjunction with the amendment of the Bayshore bank loan in March 2011, the interest rate swap contract liability was paid down by $198,400 (in the same proportion as the amount of the loan principal paid down). This amount represents a previously unrealized loss which upon pay down of the swap was reclassified from accumulated other comprehensive income and recorded as a realized loss on interest rate swap contract within the consolidated statements of comprehensive income for the year ended December 31, 2011.

Benefit from income taxes:

Benefit from income taxes for the years ended December 31, 2012 and 2011 was $66,000 and $152,000, respectively.

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amount and the tax basis of assets and liabilities at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. As a result of timing differences associated with the carrying value of other investments, unrealized gains and losses of marketable securities, depreciable assets and the future benefit of a net operating loss, as of December 31, 2012 and 2011, the Company has recorded a net deferred tax asset of $698,000 and $632,000, respectively. A valuation allowance against deferred tax asset has not been established as management believes it is more likely than not, based on the Company's previous history and expectation of future taxable income before expiration, that these assets will be realized.

Effect of Inflation.

Inflation affects the costs of operating and maintaining the Company's investments. In addition, rentals under certain leases are based in part on the lessee's sales and tend to increase with inflation, and certain leases provide for periodic adjustments according to changes in predetermined price indices.

Liquidity, Capital Expenditure Requirements and Capital Resources. The Company's material commitments primarily consist of maturities of debt obligations of approximately $3.2 million in 2013 and contributions committed to other investments of approximately $795,000 due upon demand. The funds necessary to meet these obligations are expected from the proceeds from the sales of properties or investments, refinancing of existing bank loans, distributions from investments and available cash.

Included in the maturing debt obligations for 2013 is a note payable to the Company's 49% owned affiliate, T.G.I.F. Texas, Inc. ("TGIF") of approximately $2.8 million due on demand.(see Item 13. Certain Relationships and Related Transactions and Director Independence.) The obligation due to TGIF will be paid with funds available from distributions from its investment in TGIF and from available cash.

A summary of the Company's contractual cash obligations at December 31, 2012 is as follows:

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Mortgages and notes payable	$11,005,000	$3,186,000	$830,000	$859,000	$6,130,000
Other investments commitments	795,000	795,000	--	--	--
Total	$11,800,000	$3,981,000	$830,000	$859,000	$6,130,000

The timing of amounts due under commitments for other investments is determined by the managing partners of the individual investments.

Material Changes in Operating, Investing and Financing Cash Flows.
The Company's cash flows are generated primarily from its real estate net rental and related activities, sales of marketable securities, distributions from other investments and borrowings.

For the year ended December 31, 2012, the Company's net cash provided by operating activities was approximately $330,000. This was primarily from real estate net rental and related activities. The Company believes that there will be sufficient cash flows in the next year to meet its operating requirements.

For the year ended December 31, 2012, the net cash provided by investing activities was approximately $315,000. This included purchases of marketable securities of $1.2 million, purchases and improvements of fixed assets of $353,000 and, contributions to other investments of $244,000. These uses of cash were partially offset by sources of cash consisting of proceeds from the sales and redemptions of marketable securities of $1.3 million, cash distributions from other investments of $662,000 and distribution from affiliate of $196,000.

For the year ended December 31, 2012, net cash used in financing activities was approximately $1,074,000. This primarily consisted of loan principal repayments of $831,000 and purchases of treasury stock of $243,000.

Item 7A. Quantitative and Qualitative Disclosures About Market Risks.
Not Applicable to the Company.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of HMG/Courtland Properties, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of HMG/Courtland Properties, Inc. (a Delaware corporation) and Subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of HMG/Courtland Properties, Inc. and Subsidiaries at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Cherry Bekaert LLP
Coral Gables, Florida
March 22, 2013

HMG/COURTLAND PROPERTIES, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012 AND 2011

	December 31, 2012	December 31, 2011
ASSETS		
Investment properties, net of accumulated depreciation:		
Restaurant, marina and retail mall	$ 7,822,419	$ 8,104,380
Office building and other commercial property	826,061	869,906
Total investment properties, net	8,648,480	8,974,286
Assets associated with real estate interest held for resale	3,407,115	3,623,824
Cash and cash equivalents	1,937,267	2,366,363
Investments in marketable securities	2,158,330	2,019,476
Other investments	3,603,655	3,745,327
Investment in affiliate	2,547,572	2,686,887
Loans, notes and other receivables	502,143	569,295
Notes and advances due from related parties	696,909	696,909
Deferred taxes	698,000	632,000
Goodwill	5,628,627	5,628,627
Other assets	644,282	652,836
TOTAL ASSETS	$ 30,472,380	$ 31,595,830
LIABILITIES		
Mortgages and notes payable	$ 11,004,684	$ 11,712,787
Accounts payable, accrued expenses and other liabilities	556,047	644,041
Interest rate swap contract payable	1,965,000	1,975,000
Obligations associated with real estate interest held for resale	2,719,018	2,915,623
TOTAL LIABILITIES	16,244,749	17,247,451
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Excess common stock, $1 par value; 100,000 shares authorized: no shares issued	-	-
Common stock, $1 par value; 1,200,000 shares authorized and 969,526 and 1,023,955 issued and outstanding as of December 31, 2012 and 2011, respectively	969,526	1,023,955
Additional paid-in capital	24,129,031	24,366,099
Less: Treasury stock at cost (13,529 shares as of December 31, 2011)	-	(60,388)
Undistributed gains from sales of properties, net of losses	41,572,120	41,572,120
Undistributed losses from operations	(54,377,617)	(54,383,928)
Accumulated other comprehensive loss	(982,500)	(987,500)
Total stockholders' equity	11,310,560	11,530,358
Non controlling interest	2,917,071	2,818,021
TOTAL EQUITY	14,227,631	14,348,379
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 30,472,380	$ 31,595,830

See notes to the consolidated financial statements

HMG/COURTLAND PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUES		
Real estate rentals and related revenue	$ 726,664	$ 676,810
Food & beverage sales	6,179,157	5,857,135
Marina revenues	1,100,458	1,064,505
Total revenues	8,006,279	7,598,450
EXPENSES		
Operating expenses:		
Rental and other properties	651,376	676,675
Food and beverage cost of sales	1,770,383	1,682,388
Food and beverage labor and related costs	1,432,893	1,316,283
Food and beverage other operating costs	2,064,992	2,063,408
Marina expenses	464,439	337,399
Depreciation and amortization	678,643	825,744
Adviser's base fee	1,020,000	1,020,000
General and administrative	341,798	370,827
Professional fees and expenses	179,117	295,116
Directors' fees and expenses	92,489	100,144
Total operating expenses	8,696,130	8,687,984
Interest expense	746,949	805,035
Total expenses	9,443,079	9,493,019
Loss before other income (loss) and income taxes	(1,436,800)	(1,894,569)
Net realized and unrealized gains (loss) from investments in marketable securities	120,696	(59,431)
Net income from other investments	400,751	68,639
Other than temporary impairment losses from other investments	(27,666)	(86,707)
Realized loss on partial settlement of interest rate swap agreement	-	(198,400)
Interest, dividend and other income	143,677	202,170
Total other income (loss)	637,458	(73,729)
Loss before income taxes	(799,342)	(1,968,298)
Benefit from income taxes	(66,000)	(152,000)
Loss from continuing operations	(733,342)	(1,816,298)
Income from discontinued operations, net of tax	833,699	665,110
Net income (loss)	100,357	(1,151,188)
Noncontrolling interest in continuing operations	(147,238)	123,733
Noncontrolling interest in discontinued operations	53,192	87,359
Net (income) loss attributable to the noncontrolling interest	(94,046)	211,092
Net income (loss) attributable to the Company	$ 6,311	$ (940,096)
Amounts attributable to the Company		
Continuing operations	(880,580)	(1,692,565)
Discontinued operations	886,891	752,469
Net income (loss) attributable to the Company	$ 6,311	$ (940,096)
Weighted average common shares outstanding-basic and diluted	1,001,593	1,010,426
Net income (loss) per common share:		
Continuing operations	$ (0.88)	$ (1.68)
Discontinued operations	$ 0.89	$ 0.74
Basic and diluted income (loss) per share	$ 0.01	$ (0.94)
Other comprehensive income (loss):		
Unrealized gain (loss) on interest rate swap agreement	$ 5,000	$ (256,500)
Total other comprehensive income (loss)	5,000	(256,500)
Comprehensive income (loss)	$ 11,311	$ (1,196,596)

See notes to the consolidated financial statements

HMG/COURTLAND PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock		Additional	Undistributed Gains from Sales of Properties	Undistributed Losses from	Accumulated Other Comprehensive	Treasury Stock		Total Stockholders'
	Shares	Amount	Paid-In Capital	Net of Losses	Operations	Loss	Shares	Cost	Equity
Balance as of January 1, 2011	1,023,955	$ 1,023,955	$ 24,313,341	$ 41,572,120	$ (53,443,832)	$ (731,000)	13,529	$ (60,388)	12,674,196
Net loss					(940,096)				(940,096)
Unrealized loss on interest rate swap contract						(256,500)			(256,500)
Non-employee stock option compensation			52,758						52,758
Balance as of December 31, 2011	1,023,955	1,023,955	24,366,099	41,572,120	(54,383,928)	(987,500)	13,529	(60,388)	11,530,358
Net income					6,311				6,311
Unrealized gain on interest rate swap contract						5,000			5,000
Non-employee stock option compensation			12,211						12,211
Purchase of treasury stock							40,900	(243,320)	(243,320)
Treasury stock retired	(54,429)	(54,429)	(249,279)				(54,429)	303,708	0
Balance as of December 31, 2012	969,526	$969,526	$24,129,031	$41,572,120	($54,377,617)	($982,500)	-	$ -	$11,310,560

See notes to the consolidated financial statements

HMG/COURTLAND PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss) attributable to the Company	$ 6,311	$ (940,096)
Adjustments to reconcile net loss attributable to the Company to net cash provided by (used in) operating activities:		
Depreciation and amortization	898,985	1,147,525
Non-employee stock compensation	12,211	52,758
Net income from other investments, excluding impairment losses	(400,750)	(68,639)
Other than temporary impairment loss from other investments	27,666	86,707
Realized loss on interest rate swap agreement	-	198,400
Net (gain) loss from investments in marketable securities	(120,696)	59,431
Net gain (loss) attributable to non controlling interest	94,046	(211,092)
Deferred income tax benefit	(66,000)	(152,000)
Provision for bad debts	100,000	-
Changes in assets and liabilities:		
Other assets and other receivables	(27,637)	(184,119)
Accounts payable, accrued expenses and other liabilities	(193,784)	(156,607)
Total adjustments	324,041	772,364
Net cash provided by (used in) operating activities	330,352	(167,732)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases and improvements of properties	(353,126)	(262,119)
Decrease in notes and advances from related parties	-	1,432
Additions in mortgage loans and notes receivables	-	(75,000)
Distributions from other investments	661,655	211,277
Contributions to other investments	(244,327)	(244,187)
Net proceeds from sales and redemptions of securities	1,271,707	1,637,551
Increased investments in marketable securities	(1,217,278)	(1,623,349)
Distribution from affiliate	196,016	168,014
Net cash provided by (used in) investing activities	314,647	(186,381)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of mortgages and notes payables	(830,775)	(2,977,322)
Partial settlement of interest rate swap contract	-	(198,400)
Withdrawals from restricted cash	-	2,379,947
(Distributions to) contributions from minority partners	-	(101,949)
Purchase of treasury stock	(243,320)	-
Net cash used in financing activities	(1,074,095)	(897,724)
Net decrease in cash and cash equivalents	(429,096)	(1,251,837)
Cash and cash equivalents at beginning of the year	2,366,363	3,618,200
Cash and cash equivalents at end of the year	$ 1,937,267	$ 2,366,363
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$ 747,000	$ 902,000
Cash paid during the year for income taxes	$ -	$ -

See notes to the consolidated financial statements

HMG/COURTLAND PROPERTIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012 and 2011

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Consolidation. The consolidated financial statements include the accounts of HMG/Courtland Properties, Inc. ("we" or the "Company") and entities in which the Company owns a majority voting interest or controlling financial interest. The Company was organized in 1972 and (excluding its 95% owned subsidiary Courtland Investments, Inc., which files a separate tax return) qualifies for taxation as a real estate investment trust ("REIT") under the Internal Revenue Code. The Company's business is the ownership and management of income-producing commercial properties and its management considers other investments if such investments offer growth or profit potential. The Company's recurring operating revenue comes from food and beverage operations, marina dockage operations, commercial property rental operations and spa operations.

All material transactions and balances with consolidated and unconsolidated entities have been eliminated in consolidation or as required under the equity method.

The Company's consolidated subsidiaries are described below:

Courtland Investments, Inc. ("CII"). A 95% owned corporation in which the Company holds a 95% non-voting interest and Masscap Investments Company, Inc. ("Masscap") which holds a 5% voting interest in CII. The Company and Masscap have had a continuing arrangement with regard to the ongoing operations of CII, which provides the Company with complete authority over all decision making relating to the business, operations and financing of CII consistent with the Company's status as a real estate investment trust. Masscap is a wholly-owned subsidiary of Transco Realty Trust which is a 47% shareholder of the Company. CII files a separate tax return and its operations are not part of the REIT tax return.

Courtland Bayshore Rawbar, LLC ("CBSRB"). This limited liability company is wholly owned by CII. CBSRB owns a 50% interest in Bayshore Rawbar, LLC ("BSRB") which operates the Monty's restaurant in Coconut Grove, Florida. The other 50% owner of BSRB is The Christoph Family Trust ("CFT"), an unrelated entity.

HMG Bayshore, LLC ("HMGBS"). This limited liability company owns a 50% interest in the real property and marina operations of Bayshore Landing, LLC ("BSL"). HMGBS and the CFT formed BSL for the purposes of acquiring and operating the Monty's property in Coconut Grove, Florida.

260 River Corp ("260"). This wholly owned corporation of the Company owns an approximate 70% interest in a vacant commercially zoned building located on 5.4 acres in Montpelier, Vermont. Development of this property is being considered.

Courtland Houston, Inc. ("CHI"). This corporation is 80% owned by CII and 20% owned by its sole employee. CHI engages in consulting services and commercial leasing activities in Texas.

South Bayshore Associates ("SBA"). This is a 75% company owned joint venture with its sole asset being a receivable from the Company's 47% shareholder, Transco Realty Trust.

Baleen Associates, Inc. ("Baleen"). This corporation is wholly owned by CII and its sole asset is a 50% interest in a partnership which operates an executive suite rental business in Coconut Grove, Florida.

Preparation of Financial Statements. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes. The Company's 95%-owned subsidiary, CII, files a separate income tax return and its operations are not included in the REIT's income tax return. The Company accounts for income taxes in accordance with ASC Topic 740, "Accounting for Income Taxes" ("ASC Topic 740"). This requires a Company to use the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred taxes only pertain to CII. The Company (excluding CII) qualifies as a real estate investment trust and distributes its taxable ordinary income to stockholders in conformity with requirements of the Internal Revenue Code and is not required to report deferred items due to its ability to distribute all taxable income. In addition, net operating losses can be carried forward to reduce future taxable income but cannot be carried back. Distributed capital gains on sales of real estate as they relate to REIT activities are not subject to taxes; however, undistributed capital gains are taxed as capital gains. State income taxes are not significant.

The Company follows the provisions of ASC Topic 740-10, "Accounting for Uncertainty in Income Taxes" which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with ASC Topic 740, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This topic also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Based on our evaluation, we have concluded that there are no significant uncertain tax positions requiring recognition in our consolidated financial statements. Our evaluation was performed for the tax years ended December 31, 2012 and 2011. The Company's federal income tax returns since 2009 are subject to examination by the Internal Revenue Service, generally for a period of three years after the returns were filed.

We may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to our financial results. In the event we have received an assessment for interest and/or penalties, it has been classified in the consolidated financial statements as selling, general and administrative expense.

Depreciation and Amortization. Depreciation of properties held for investment is computed using the straight-line method over the estimated useful lives of the properties, which range up to 39.5 years. Deferred mortgage and leasing costs are amortized over the shorter of the respective term of the related indebtedness or life of the asset. Depreciation and amortization expense for the years ended December 31, 2012 and 2011 was approximately $679,000 and $826,000, respectively. The Monty's marina is being depreciated on a straight-line basis over its estimated useful life of 15 years.

Fair Value of Financial Instruments. The Company records its financial assets and liabilities at fair value, which is defined under the applicable accounting standards as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measure date. The Company uses valuation techniques to measure fair value, maximizing the use of observable outputs and minimizing the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.
- Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 – Inputs include management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

An investment's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The carrying value of financial instruments including other receivables, notes and advances due from related parties, accounts payable and accrued expenses and mortgages and notes payable approximate their fair values at December 31, 2012 and 2011, due to their relatively short terms or variable interest rates.

Cash equivalents are classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of transparency. Other investments which are measured by investees at net asset value per share or its equivalent are also classified within Level 2. The fair value of the interest rate swap contract payable is based on the value provided by the issuing bank on a monthly basis (Level 2).

The valuation of other investments not included above requires significant judgment by the Company's management due to the absence of quoted market values, inherent lack of liquidity and long-term nature of such assets and have been classified within Level 3. Such investments are valued initially based upon transaction price. Valuations are reviewed periodically utilizing available market data and additional factors to determine if the carrying value of these investments should be adjusted. In determining valuation adjustments, emphasis is placed on market participants' assumptions and market-based information over entity-specific information.

Marketable Securities. The entire marketable securities portfolio is classified as trading consistent with the Company's overall investment objectives and activities. Accordingly, all unrealized gains and losses on the Company's marketable securities investment portfolio are included in the consolidated statements of comprehensive income.

Gross gains and losses on the sale of marketable securities are based on the first-in first-out method of determining cost.

Marketable securities from time to time are pledged as collateral pursuant to broker margin requirements. At December 31, 2012 and 2011 there were no margin balances outstanding.

Notes and other receivables. Management periodically performs a review of amounts due on its notes and other receivable balances to determine if they are impaired based on factors affecting the collectability of those balances. Management's estimates of collectability of these receivables requires management to exercise significant judgment about the timing, frequency and severity of collection losses, if any, and the underlying value of collateral, which may affect recoverability of such receivables. As of December 31, 2012 and 2011 the Company had an allowance for bad debt of $250,000 and $150,000, respectively. This is related to one tenant at the Monty's property.

Equity investments. Investments in which the Company does not have a majority voting or financial controlling interest but has the ability to exercise influence are accounted for under the equity method of accounting, even though the Company may have a majority interest in profits and losses. The Company follows ASC Topic 323-30 in accounting for its investments in limited partnerships. This guidance requires the use of the equity method for limited partnership investments of more than 3 to 5 percent.

The Company has no voting or financial controlling interests in its other investments which include entities that invest venture capital funds in growth oriented enterprises. These other investments are carried at cost less adjustments for other than temporary declines in value.

Comprehensive Income (Loss). The Company reports comprehensive income (loss) in its consolidated statements of comprehensive income. Comprehensive income (loss) is the change in equity from transactions and other events from nonowner sources. Comprehensive income (loss) includes net income (loss) and other comprehensive income (loss). For the years ended December 31, 2012 and 2011 comprehensive gain (loss) consisted of unrealized gain (loss) from interest rate swap contract of $5,000 and ($257,000), respectively.

Income (loss) per common share. Net income (loss) per common share (basic and diluted) is based on the net loss divided by the weighted average number of common shares outstanding during each year. Diluted net loss per share includes the dilutive effect of options to acquire common stock. Common shares outstanding include issued shares less shares held in treasury. There were 102,100 stock options outstanding in 2012 and 2011, which were not included in the diluted earnings per share computation as their effect would have been anti-dilutive.

Gain on sales of properties. Gain on sales of properties is recognized when the minimum investment requirements have been met by the purchaser and title passes to the purchaser. There were no sales of property in 2012 and 2011.

Cash and cash Equivalents. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to concentration of credit risk are cash and cash equivalent deposits in excess of federally insured limits, marketable securities, other receivables and notes and mortgages receivable. From time to time the Company may have bank deposits in excess of federally insured limits. The Company evaluates these excess deposits and transfers amounts to brokerage accounts and other banks to mitigate this exposure.

The Company maintains cash and equivalents in bank accounts which at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant credit risk on cash. The federally insured limit for time deposits is presently $250,000, and unlimited for certain qualifying and participating non-interest bearing transaction accounts through December 31, 2012, however, effective January 1, 2013, the Federal Deposit Insurance Company discontinued the additional unlimited coverage.

Interest rate swap contract.
The Company may or may not use interest rate swap contracts to reduce interest rate risk.

Interest rate swap contracts designated and qualifying as cash flow hedges are reported at fair value. The gain or loss on the effective portion of the hedge initially is included as a component of other comprehensive income and is subsequently reclassified into earnings when interest on the related debt is paid, or upon partial or full settlement of the contract.
Inventories. Inventories consist primarily of food and beverage and are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

Goodwill.
The Company's goodwill balance as of December 31, 2012 and 2011 relates entirely to its 2004 acquisition of 50% of the Monty's restaurant, marina and office rental facility located in Miami, Florida.

Goodwill is recorded at its carrying value and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of goodwill might not be recoverable. The Company elected an annual goodwill impairment testing date of December 31.

As allowed by GAAP, in 2012 our goodwill impairment analysis consisted of assessing certain qualitative factors to determine whether it is more likely than not that the fair value of the reporting entity is lower than its carrying value. Our last year's analysis supported no goodwill impairment and the financial performance of the reporting entity has improved since then and there are no negative indications that future profitability may be impaired. Therefore we have concluded that there is no goodwill impairment for the year ended December 31, 2012.

Other intangible assets:
Deferred loan costs are amortized on a straight line basis over the life of the loan. This method approximates the effective interest rate method.

Non controlling Interest. Non controlling interest represents the noncontrolling or minority partners' proportionate share of the equity of the Company's majority owned subsidiaries. A summary for the years ended December 31, 2012 and 2011 is as follows:

	2012	2011
Non controlling interest balance at beginning of year	$2,818,000	$3,387,000
Non controlling partners' interest in operating gains (losses) of consolidated subsidiaries	94,000	(211,000)
Net (distributions to) contributions from non controlling partners	--	(102,000)
Unrealized loss on interest rate swap agreement	5,000	(256,000)
Non controlling interest balance at end of year	$2,917,000	$2,818,000

Revenue recognition. The Company is the lessor of various real estate properties. All of the lease agreements are classified as operating leases and accordingly all rental revenue is recognized as earned based upon total fixed cash flow over the initial term of the lease, using the straight line method. Percentage rents, if applicable, are based upon tenant sales levels for a specified period and are recognized on the accrual basis, based on the lessee's sales. Reimbursed expenses for real estate taxes, common area maintenance, utilities and insurance are recognized in the period in which the expenses are incurred, based upon the provisions of the tenant's lease. In addition to base rent, the Company may receive participation rent consisting of a portion of the tenant's operating surplus, as defined in the lease agreement. Participation rent is due at the end of each lease year and recognized if and when earned. Revenues earned from restaurant and spa operations are realized in cash or cash equivalents with an insignificant amount of customer receivables. We record revenues from recurring food and beverage sales upon sale. Marina revenues are earned in accordance with dockage rental agreements. We report our sales net of sales tax and service charges.

Impairment of long-lived assets. The Company periodically reviews the carrying value of its properties and long-lived assets in relation to historical results, current business conditions and trends to identify potential situations in which the carrying value of assets may not be recoverable. If such reviews indicate that the carrying value of such assets may not be recoverable, the Company would estimate the undiscounted sum of the expected future cash flows of such assets or analyze the fair value of the asset, to determine if such sum or fair value is less than the carrying value of such assets to ascertain if a permanent impairment exists. If a permanent impairment exists, the Company would determine the fair value by using quoted market prices, if available, for such assets, or if quoted market prices are not available, the Company would discount the expected future cash flows of such assets and would adjust the carrying value of the asset to fair value. There were no impairment of long-lived assets in 2012 and 2011.

Share-based compensation.
The Company accounts for share-based compensation in accordance with ASC Topic 718 "Share-Based Payments". The Company has used the Black-Scholes option pricing model to estimate the fair value of stock options on the dates of grant.

Recent accounting pronouncements.
In July 2012, the FASB issued ASU 2012-02 – *Testing Indefinite-Lived Intangible Assets for Impairment* ("ASU 2012-02") in order to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance. The new guidance allows an entity the option to make a qualitative assessment about the likelihood that an indefinite-lived intangible asset is impaired to determine whether it should perform a quantitative impairment test. ASU 2012-02 is effective for the Company beginning January 1, 2013, and earlier adoption is permitted. The Company does not expect the adoption of the guidance to have a material impact on its consolidated financial statements.

2. INVESTMENT PROPERTIES

The components of the Company's investment properties and the related accumulated depreciation information follow:

	December 31, 2012		
	Cost	Accumulated Depreciation	Net
Restaurant, marina & retail mall:			
Monty's restaurant and retail mall (Coconut Grove, FL) - building & improvements (1)	$7,336,068	$1,748,967	$5,587,101
Monty's restaurant and retail mall (Coconut Grove, FL) - furniture, fixtures and equipment (1)	2,058,316	1,556,302	502,014
Monty's marina - 132 slips and improvements (1)	3,578,940	1,845,636	1,733,304
	12,973,324	5,150,905	7,822,419
Office building and other commercial property:			
Corporate Office - (Coconut Grove, FL) – Building	652,198	262,826	398,372
Corporate Office – (Coconut Grove, FL) – Land	325,000	--	325,000
Other (Montpelier, Vermont) – Buildings	52,000	52,000	--
Other (Montpelier, Vermont) - Land and improvements (5.4 acres)	111,689	--	111,689
	1,140,887	314,826	826,061
Totals	$14,114,211	$5,465,731	$8,648,480

(1) The Monty's property is subject to a ground lease with the City of Miami, Florida expiring in 2035. Lease payments due under the lease consist of percentage rent ranging from 8% to 15% of gross revenues from various components of the property.

	December 31, 2011		
	Cost	Accumulated Depreciation	Net
Restaurant, marina & retail mall:			
Monty's restaurant and retail mall (Coconut Grove, FL) - building & improvements	$7,052,051	$1,476,559	$5,575,492
Monty's restaurant and retail mall (Coconut Grove, FL) - furniture, fixtures and equipment	1,991,381	1,427,889	563,492
Monty's retail mail – construction in progress	75,804	--	75,804
Monty's marina - 132 slips and improvements	3,500,962	1,611,370	1,889,592
	12,620,198	4,515,818	8,104,380
Office building and other commercial property:			
Corporate Office - (Coconut Grove, FL) – Building	652,197	246,669	405,528
Corporate Office – (Coconut Grove, FL) – Land	325,000	--	325,000
Other (Montpelier, Vermont) – Buildings	52,000	52,000	--
Other (Montpelier, Vermont) - Land and improvements (5.4 acres)	111,689	--	111,689
Hopkinton, Rhode Island	27,689	--	27,689
	1,168,575	298,669	869,906
Totals	$13,788,773	$4,814,487	$8,974,286

3. MONTY'S RESTAURANT, MARINA AND OFFICE/RETAIL PROPERTY, COCONUT GROVE, FLORIDA

The Company owns a 50% equity interest in two entities, Bayshore Landing, LLC ("Landing") and Bayshore Rawbar, LLC ("Rawbar"), (collectively, "Bayshore") which own and operate a restaurant, office/retail and marina property located in Coconut Grove (Miami), Florida known as Monty's ("Monty's"). The other 50% owner of Bayshore is The Christoph Family Trust ("CFT"). Members of CFT are experienced real estate and marina operators. The Monty's property is subject to a ground lease with the City of Miami, Florida which expires on May 31, 2035. Under the lease, Bayshore pays percentage rents ranging from 8% to 15% of gross revenues from various components of the project. Total rent paid, including sales tax, for the years ended December 31, 2012 and 2011 was approximately $901,000 and $886,000, respectively.

The Monty's property consists of a two story building with approximately 40,000 rentable square feet and approximately 3.7 acres of submerged land with a 132-boat slip marina. It includes a 16,000 square foot indoor-outdoor raw bar restaurant and 24,000 square feet of office/retail space of which approximately 15,000 square feet were leased to tenants operating boating and marina related businesses as of December 31, 2012.

The excess of capitalized cost assigned to specific assets over the 2004 purchase price of Monty's was recorded as goodwill. Since goodwill is an indefinite-lived intangible asset it is reviewed for impairment at each reporting period or whenever an event occurs or circumstances change that would more likely than not reduce fair value below carrying amount. Goodwill is carried at historical cost if its estimated fair value is greater than its carrying amounts. However, if its estimated fair value is less than the carrying amount, goodwill is reduced to its estimated fair value through an impairment charge to the consolidated statements of comprehensive income. For the years ended December 31, 2012 and 2011 the Company did not recognize a loss from goodwill impairment.

Since the acquisition in August 2004, improvements totaling approximately $6.8 million have been made to the Monty's property, net of disposals. These improvements primarily consisted of the expansion of the restaurant to provide an indoor area, improvements to the office/retail space which includes approximately 24,000 square feet leased or available for lease as of December 31, 2012 and parking lot and landscaping improvement to the property.

The Monty's property is encumbered by a mortgage loan which is collateralized by substantially all of the property and equipment of Bayshore including the lease with the City of Miami. The loan is guaranteed by the members of Bayshore as well as a personal guarantee from the trustee of one of the members. As of December 31, 2012 and 2011 the outstanding balance of the loan was $8.2 million and $8.5 million, respectively. In March 2011the terms of this loan were amended and restated and the principal balance was paid down by approximately $1.6 million to $8.8 million. The modified loan calls for equal monthly installments of approximately $82,000 including principal and interest. Interest is calculated at the one month LIBOR Rate (.27% at December 31, 2012) plus 2.45%. The note is due, with a balloon payment, on August 19, 2020. The note includes certain covenants regarding income. As of December 31, 2012, Bayshore is in compliance with the covenants. Bayshore paid a fixed fee of $198,400 per the terms of the amended swap agreement to pay down the balance to that of the amended note.

Summarized combined statements of income for Landing and Rawbar for the years ended December 31, 2012 and 2011 are presented below (Note: the Company's ownership percentage in these operations is 50%):

Summarized combined statements of income Bayshore Landing, LLC and Bayshore Rawbar, LLC	For the year ended December 31, 2012	For the year ended December 31, 2011
Revenues:		
Food and Beverage Sales	$6,179,000	$5,857,000
Marina dockage and related	1,100,000	1,064,000
Retail/mall rental and related	663,000	630,000
Total Revenues	7,942,000	7,551,000
Expenses:		
Cost of food and beverage sold	1,770,000	1,682,000
Labor and related costs	1,232,000	1,123,000
Entertainers	200,000	194,000
Other food and beverage related costs	535,000	553,000
Other operating costs (including bad debts)	562,000	498,000
Repairs and maintenance	411,000	340,000
Insurance	497,000	561,000
Utilities	238,000	260,000
Rent	901,000	886,000
Interest expense, net of interest income	645,000	691,000
Depreciation	663,000	810,000
Realized loss on interest rate swap	--	198,000
Total Expenses	7,654,000	7,796,000
Net income (loss)	$288,000	($245,000)

(a) Reference is made to Note 1. Description of Business and Summary of Significant Accounting Policies

4. INVESTMENTS IN MARKETABLE SECURITIES

Investments in marketable securities consist primarily of large capital corporate equity and debt securities in varying industries or issued by government agencies with readily determinable fair values (see table below). These securities are stated at market value, as determined by the most recently traded price of each security at the balance sheet date. Consistent with the Company's overall current investment objectives and activities its entire marketable securities portfolio is classified as trading. Accordingly all unrealized gains and losses on this portfolio are recorded in income. For the years ended December 31, 2012 and 2011 net unrealized gain (loss) on trading securities was approximately $86,000 and ($189,000), respectively.

	December 31, 2012			December 31, 2011		
Description	Cost Basis	Fair Value	Unrealized Gain (loss)	Cost Basis	Fair Value	Unrealized Gain (loss)
Real Estate Investment Trusts	$174,000	$122,000	($52,000)	$231,000	$154,000	($77,000)
Mutual Funds	760,000	817,000	57,000	418,000	457,000	39,000
Other Equity Securities	570,000	557,000	(13,000)	532,000	523,000	(9,000)
Total Equity Securities	1,504,000	1,496,000	(8,000)	1,181,000	1,134,000	(47,000)
Debt Securities	621,000	662,000	41,000	889,000	885,000	(4,000)
Total	$2,125,000	$2,158,000	$33,000	$2,070,000	$2,019,000	($51,000)

As of December 31, 2012, debt securities are scheduled to mature as follows:

	Cost	Fair Value
2013 – 2017	$25,000	$26,000
2018 – 2022	235,000	256,000
2023 – thereafter	361,000	380,000
	$621,000	$662,000

Net gain from investments in marketable securities for the years ended December 31, 2012 and 2011 is summarized below:

Description	2012	2011
Net realized gain from sales of marketable securities	$35,000	$130,000
Net unrealized gain (loss) from marketable securities	86,000	(189,000)
Total net gain (loss) from investments in marketable securities	$121,000	($59,000)

Net realized gain from sales of marketable securities consisted of approximately $152,000 of gains net of $117,000 of losses for the year ended December 31, 2012. The comparable amounts in fiscal year 2011 were gains of approximately $212,000 and losses of $82,000.

Consistent with the Company's overall current investment objectives and activities the entire marketable securities portfolio is classified as trading (as defined by U.S. generally accepted accounting principles). Unrealized gains or loss of marketable securities on hand are recorded in income.

Investment gains and losses on marketable securities may fluctuate significantly from period to period in the future and could have a significant impact on the Company's net earnings. However, the amount of investment gains or losses on marketable securities for any given period has no predictive value and variations in amount from period to period have no practical analytical value.

Investments in marketable securities give rise to exposure resulting from the volatility of capital markets. The Company attempts to mitigate its risk by diversifying its marketable securities portfolio.

5. OTHER INVESTMENTS

The Company's other investments consist primarily of nominal equity interests in various privately-held entities, including limited partnerships whose purpose is to invest venture capital funds in growth-oriented enterprises. The Company does not have significant influence over any investee and the Company's investment represents less than 3% of the investee's ownership. None of these investments meet the criteria of accounting under the equity method and accordingly are carried at cost less distributions and other than temporary unrealized losses.

The Company's portfolio of other investments consists of approximately 30 individual investments primarily in limited partnerships with varying investment objectives and focus. Management has categorized these investments by investment focus: technology and communications, diversified businesses/distressed debt, real estate related, stock and debt funds.

As of December 31, 2012 and 2011 other investments had an aggregate carrying value of $3.6 million and $3.7 million, respectively. The Company has committed to fund approximately an additional $975,000 as required by agreements with the investees. The carrying value of these investments is equal to contributions less distributions and other than temporary loss valuation adjustments. During each of the years ended December 31, 2012 and 2011 the Company made contributions of approximately $244,000, and received distributions from these investments of $662,000 and $211,000, respectively.

The Company's other investments are summarized below.

	Carrying values as of December 31,	
Investment Focus	2012	2011
Venture capital funds – technology and communications	$514,000	$478,000
Venture capital funds – diversified businesses	1,337,000	1,444,000
Real estate and related	1,453,000	1,523,000
Other	300,000	300,000
Totals	$3,604,000	$3,745,000

The Company regularly reviews the underlying assets in its investment portfolio for events, including but not limited to bankruptcies, closures and declines in estimated fair value, that may indicate the investment has suffered other-than-temporary decline in value. When a decline is deemed other-than-temporary, an investment loss is recognized.

Net income from other investments is summarized below (excluding other than temporary impairment loss):

	2012	2011
Income from investment in 49% owned affiliate (a)	$57,000	$41,000
Real estate and related (b)	223,000	--
Venture capital funds – diversified businesses (c)	121,000	27,000
Other	--	1,000
Total net income from other investments	$401,000	$69,000

(a) This gain represents income from the Company's 49% owned affiliate, T.G.I.F. Texas, Inc. ("TGIF"). The decrease in income is due to decrease net income of TGIF as a result of lower investment income. In 2012 and 2011 TGIF declared and paid a cash dividend, the Company's portion of which was approximately $196,000 and $168,000, respectively. These dividends were recorded as reduction in the investment carrying value as required under the equity method of accounting for investments.

(b) The gain in 2012 consists primarily of one cash distribution from an investment in real estate partnership which distributed proceeds from sales of its real estate.

(c) The gain in 2012 consists of cash distributions from various investments in partnerships owning diversified businesses which made cash distributions from the sale or refinancing of operating companies in 2012. The gain in 2011 consists of cash distributions from an investment in one partnership owning diversified businesses which made cash distributions from the sale or refinancing of operating companies in 2011.

Other than temporary impairment losses from other investments

For the years ended December 31, 2012 and 2011 approximately $28,000 and $87,000, respectively, of valuation losses from other than temporary impairment losses from other investments were recorded. In 2012 this primarily consisted of an increased valuation loss of $28,000 from an investment in a private partnership which operates and leases executive suites in Miami, Florida. The Company has funded $120,000 to date and the losses incurred were associated with the start up costs of the venture. In 2011 this primarily consisted of a valuation loss of $84,000 from the same investment.

	2012	2011
Real estate and related	($28,000)	($84,000)
Other	--	(3,000)
Total other than temporary impairment loss from other investments	($28,000)	($87,000)

Net gain or loss from other investments may fluctuate significantly from period to period in the future and could have a significant impact on the Company's net earnings. However, the amount of investment gain or loss from other investments for any given period has no predictive value and variations in amount from period to period have no practical analytical value.

The following tables present gross unrealized losses and fair values for those investments that were in an unrealized loss position as of December 31, 2012 and December 31, 2011, aggregated by investment category and the length of time that investments have been in a continuous loss position:

	As of December 31, 2012					
	Less than 12 Months		**Greater than 12 Months**		**Total**	
Investment Description	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Partnerships owning investments in technology related industries	$11,000	$ (10,000)	$374,000	$ (69,000)	$384,000	$ (79,000)
Partnerships owning diversified businesses	--	--	241,000	(5,000)	241,000	(5,000)
Partnerships owning real estate and related investments	--	--	231,000	(49,000)	231,000	(49,000)
Total	$ 11,000	$ (10,000)	$ 846,000	$ (123,000)	$ 856,000	$ (133,000)

	As of December 31, 2011					
	Less than 12 Months		Greater than 12 Months		Total	
Investment Description	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Partnerships owning investments in technology related industries	$ 327,000	$ (20,000)	$ 47,000	$ (39,000)	$ 374,000	$ (59,000)
Partnerships owning diversified businesses	--	--	228,000	(61,000)	228,000	(61,000)
Partnerships owning real estate and related investments	--	--	256,000	(56,000)	256,000	(56,000)
Total	$ 327,000	$ (20,000)	$ 531,000	$ (156,000)	$ 858,000	$ (176,000)

6. INTEREST RATE SWAP CONTRACT

The Company is exposed to interest rate risk on its Bayshore bank loan. In 2004, in order to minimize the effect of changes in interest rates, Bayshore entered into an interest rate swap contract under which it agrees to pay an amount equal to a specified rate of 7.57% times a notional principal approximating the outstanding loan balance, and to receive in return an amount equal to the one-month LIBOR Rate (.21% at December 31, 2012) plus 2.45%. The Company designated this interest rate swap contract as a cash flow hedge. As of December 31, 2012 and 2011, the fair value of the cash flow hedge was a loss of $1,965,000 and $1,975,000, respectively, which has been recorded as other comprehensive loss and will be reclassified to interest expense over the life of the swap contract.

In conjunction with the March 2011 Bayshore bank loan amendment and restatement, the interest rate swap agreement to manage their exposure to interest rate fluctuation through the entire term of the mortgage was also amended. Bayshore paid a fixed fee of $198,400 for partial settlement per the terms of the amended swap agreement. The effect of the swap agreement remains the same which is to provide a fixed interest rate of 7.57%.

The following tables present the required disclosures in accordance with ASC Topic 815-10:

Fair Values of Derivative Instruments:

	Liability Derivative			
	December 31, 2012		December 31, 2011	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments: Interest rate swap contract	Liabilities	$1,965,000	Liabilities	$1,975,000
Total derivatives designated as hedging instruments		$1,965,000		$1,975,000

The Effect of Derivative Instruments on the Statements of Comprehensive Income for the Years Ended December 31, 2012 and 2011:

Derivatives in ASC Topic 815 Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	
	For the year ended December 31, 2012	For the year ended December 31, 2011
Interest rate swap contracts	$5,000	($256,500)
Total	$5,000	($256,500)

7. FAIR VALUE INSTRUMENTS

In accordance with ASC Topic 820, the Company measures cash and equivalents, marketable debt and equity securities and interest rate swap contract at fair value on a recurring basis. Other investments and goodwill are measured at fair value on a nonrecurring basis.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis during the year ended December 31, 2012 and 2011, using quoted prices in active markets for identical assets (Level 1) and significant other observable inputs (Level 2). For the year ended December 31, 2012 and 2011, there were no major assets or liabilities measured at fair value on a recurring basis which uses significant unobservable inputs (Level 3):

	Fair value measurement at reporting date using		
Total December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
$ 54,000	-	$ 54,000	-
783,000	$ 783,000	-	-
662,000	-	662,000	-
1,497,000	1,497,000	-	-
$ 2,996,000	$ 2,280,000	$ 716,000	$ -
1,965,000	-	1,965,000	-
$ 1,965,000	-	$ 1,965,000	-

Total December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	Fair value measurement at reporting date using		
$ 54,000	-	$ 54,000	-
1,537,000	$ 1,537,000	-	-
885,000	-	885,000	-
1,134,000	1,134,000	-	-
$ 3,610,000	$ 2,671,000	$ 939,000	$ -
1,975,000	-	1,975,000	-
$ 1,975,000	-	$ 1,975,000	-

Carrying amount is the estimated fair value for corporate debt securities and time deposits based on a market-based approach using observable (Level 2) inputs such as prices of similar assets in active markets. The fair value of the interest rate swap contract payable is based on the value provided by the issuing bank on a monthly basis.

The following are the major categories of assets and liabilities measured at fair value on a nonrecurring basis during the years ended December 31, 2012 and 2011. This category includes other investments and goodwill which are measured using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3):

	Fair value measurement at reporting date using				Total
Description	Total December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2) (a)	Significant Unobservable Inputs (Level 3) (b)	losses for year ended 12/31/2012
Assets:					
Other investments by investment focus:					
Technology & Communication	$ 514,000	$ -	$ 514,000	$ -	$ -
Diversified businesses	1,337,000	-	1,337,000	-	-
Real estate and related	1,453,000	-	500,000	953,000	28,000
Other	300,000	-	-	300,000	-
	$ 3,604,000	$ -	$ 2,351,000	$ 1,253,000	$ 28,000
Goodwill (Bayshore)	5,628,000			5,628,000	-
Total assets	$ 9,232,000	$ -	$ 2,351,000	$ 6,881,000	$ 28,000

Description	Total December 31, 2011	Fair value measurement at reporting date using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2) (a)	Significant Unobservable Inputs (Level 3) (b)	Total losses for year ended 12/31/2011
Assets:					
Other investments by investment focus:					
Technology & Communication	478,000	$ -	$ 478,000	$ -	$ 2,000
Diversified businesses	1,445,000	-	1,445,000	-	-
Real estate and related	1,523,000	-	542,000	981,000	84,000
Other	300,000	-	-	300,000	-
	$ 3,746,000	$ -	$ 2,465,000	$ 1,281,000	$ 86,000
Goodwill (Bayshore)	5,628,000			5,628,000	-
Total assets	$ 9,374,000	$ -	$ 2,465,000	$ 6,909,000	$ 86,000

(a) Other investments measured at fair value on a non-recurring basis include investments in certain entities that calculate net asset value per share (or its equivalent such as member units or an ownership interest in partners' capital to which a proportionate share of net assets is attributed, "NAV"). This class primarily consists of private equity funds that have varying investment focus. These investments can never be redeemed with the funds. Instead, the nature of the investments in this class is that distributions are received through the liquidation of the underlying assets of the fund. If these investments were held it is estimated that the underlying assets of the fund would be liquidated over 5 to 10 years. As of December 31, 2012, it is probable that all of the investments in this class will be sold at an amount different from the NAV of the Company's ownership interest in partners' capital. Therefore, the fair values of the investments in this class have been estimated using recent observable information such as audited financial statements and/or statements of partners' capital obtained directly from investees on a quarterly or other regular basis. During the year ended December 31, 2012, the Company made contributions totaling $244,000 in this type of investment. These contributions include one new investment in a medical technology related company for $51,000 which was fully funded in January 2012 and follow on contributions totaling $176,000 towards funding commitments in various other existing investments. As of December 31, 2012, the amount of the Company's unfunded commitments related to the aforementioned investments is approximately $871,000.

(b) Other investments above which are measured on a nonrecurring basis using Level 3 unobservable inputs consist of investments primarily in commercial real estate in Florida through private partnerships and two investments in the stock of private banks in Florida and Texas. The Company does not know when it will have the ability to redeem the investments and has categorized them as a Level 3 fair value measurement. The Level 3 real estate and related investments of approximately $953,000 include one investment in a commercial building located near the Company's offices purchased in 2005 with a carrying value as of December 31, 2012 of $724,000. These investments are measured using primarily inputs provided by the managing member of the partnerships with whom the Company has done similar transactions in the past and is well known to management. The fair values of these real estate investments have been estimated using the net asset value of the Company's ownership interest in partners' capital. The investments in private bank stocks include a private bank and trust located in Coral Gables, Florida in the amount of $250,000 made in 2009, and a $50,000 investment in a bank located in El Campo, Texas made in 2010. The fair values of these bank stock investments have been estimated using the cost method less distributions received and other than temporary impairments. This investment is valued using inputs provided by the management of the banks.

The following table includes a roll-forward of the investments classified within level 3 of the fair value hierarchy for the year ended December 31, 2012:

	Level 3 Investments:	
Balance at January 1, 2012	$	1,281,000
Additional investment in limited partnership		-
Other than temporary impairment loss		(28,000)
Transfers from Level 2		-
Balance at December 31, 2012	$	1,253,000

Goodwill is valued as described in our summary of significant accounting policies. No impairment loss was recognized for the years ended December 31, 2011 and 2012.

8. INVESTMENT IN AFFILIATE

Investment in affiliate consists of CII's 49% equity interest in T.G. I.F. Texas, Inc. ("T.G.I.F."). T.G.I.F. is a Texas Corporation which holds promissory notes receivable from its shareholders, including CII and Maurice Wiener, the Chairman of the Company and T.G.I.F. Reference is made to Note 12 for discussion on notes payable by CII to T.G. I.F. This investment is recorded under the equity method of accounting. For the years ended December 31, 2012 and 2011, income from investment in affiliate amounted to approximately $57,000 and $41,000, respectively and is included in net income from other investments in the consolidated statements of comprehensive income. In December 2012 and 2011 T.G.I.F. declared and paid a cash dividend of $.07 and $.06 per share, respectively. CII's dividend amount received was approximately $196,000 and $168,000 in 2012 and 2011, respectively. This dividend is recorded as a reduction in the carrying amount of CII investment in T.G.I.F. as required under the equity method of accounting.

9. LOANS, NOTES AND OTHER RECEIVABLES

	As of December 31,	
Description	2012	2011
Promissory note and accrued interest due from individual (a)	$208,000	$205,000
Rent due from Bayshore tenant, net of bad debt allowance (b)	206,000	259,000
Other	88,000	105,000
Total loans, notes and other receivables	$502,000	$569,000

(a) In December 2007 the Company loaned $400,000 to a local real estate developer who is well known to the Company and which loan is secured by numerous real estate interests. In 2010 $197,000 of principal payments were received. The loan calls for interest only payments at an annual rate of 9% with all principal due on March 30, 2013 (as extended).

(b) Rent due from Bayshore tenants are primarily from one marina tenant. As of December 31, 2012 and 2011 an allowance for bad debt of $250,000 and $150,000, respectively, has been recorded for this tenant. This tenant's lease was amended in December 2010 and the number of slips rented to this tenant was significantly reduced. The tenant is current on all payments due under amended lease.

10.NOTES AND ADVANCES DUE FROM AND TRANSACTIONS WITH RELATED PARTIES

The Company has an agreement (the "Agreement") with HMGA, Inc. (formerly HMG Advisory Corp.) (the "Adviser") for its services as investment adviser and administrator of the Company's affairs. All officers of the Company who are officers of the Adviser are compensated solely by the Adviser for their services.

The Adviser is majority owned by Mr. Wiener, the Company's Chairman, with the remaining shares owned by certain individuals including Mr. Rothstein. The officers and directors of the Adviser are as follows: Maurice Wiener, Chairman of the Board and Chief Executive Officer; Larry Rothstein, President, Treasurer, Secretary and Director; and Carlos Camarotti, Vice President - Finance and Assistant Secretary.

Under the terms of the Agreement, the Adviser serves as the Company's investment adviser and, under the supervision of the directors of the Company, administers the day-to-day operations of the Company. All officers of the Company, who are officers of the Adviser are compensated solely by the Adviser for their services. The Agreement is renewable annually upon the approval of a majority of the directors of the Company who are not affiliated with the Adviser and a majority of the Company's shareholders. The contract may be terminated at any time on 120 days written notice by the Adviser or upon 60 days written notice by a majority of the unaffiliated directors of the Company or the holders of a majority of the Company's outstanding shares.

In 2012 the shareholders approved the renewal and amendment of the Advisory Agreement between the Company and the Adviser for a term commencing January 1, 2013, and expiring December 31, 2013.

For the years ended December 31, 2012 and 2011, the Company and its subsidiaries incurred Adviser fees of approximately $1,056,000 and $1,020,000, respectively, of which $1,020,000 represented regular compensation for 2012 and 2011. In 2012 Advisor fees include $36,000 in incentive fee compensation. There was no incentive compensation for 2011.

At December 31, 2012 and 2011, the Company had amounts due from the Adviser and subsidiaries of approximately $397,000. The amount due from the Adviser and subsidiaries bears interest at prime plus 1% and is due on demand.

The Adviser leases its executive offices from CII pursuant to a lease agreement. This lease agreement calls for base rent of $48,000 per year payable in equal monthly installments. Additionally, the Adviser is responsible for all utilities, certain maintenance, and security expenses relating to the leased premises. The lease term is five years, expiring in November 2014.

In August 2004 HMG Advisory Bayshore, Inc. ("HMGABS") (a wholly owned subsidiary of the Adviser) was formed for the purposes of overseeing the Monty's restaurant operations acquired in August 2004. For the years ended December 31, 2012 and 2011 HMGABS received $25,000 in management fees from the Monty's restaurant.

The Company, through its 75% owned joint venture South Bayshore Associates ("SBA"), has a note receivable from Transco (a 42% shareholder of the Company) of $300,000. This note bears interest at the prime rate and is due on demand.
Mr. Wiener is an 18% shareholder and the chairman and director of T.G.I.F. Texas, Inc., a 49% owned affiliate of CII (See Note 8). As of December 31, 2012 and 2011, T.G.I.F. had amounts due from CII in the amount of approximately $2,815,000 and $3,180,000, respectively. These amounts are due on demand and bear interest at the prime rate. All interest due has been paid.

T.G.I.F. also owns 10,000 shares of the Company's common stock it purchased at market value in 1996.

As of December 31, 2012 and 2011 T.G.I.F. had amounts due from Mr. Wiener in the amount of approximately $707,000. These amounts bear interest at the prime rate and principal and interest are due on demand. All interest due has been paid.

Mr. Wiener received consulting and director's fees from T.G.I.F totaling $22,000 for each of the years ended December 31, 2012 and 2011.

11. OTHER ASSETS

The Company's other assets consisted of the following as of December 31, 2012 and 2011:

Description	2012	2011
Deferred loan costs, net of accumulated amortization	$112,000	$121,000
Prepaid expenses and other assets	285,000	333,000
Food/beverage & spa inventory	94,000	65,000
Utility deposits	119,000	106,000
Deferred leasing costs	34,000	28,000
Total other assets	$644,000	$653,000

12. MORTGAGES AND NOTES PAYABLES

	December 31,	
	2012	2011
Collateralized by Investment Properties (Note 2)		
Monty's restaurant, marina and retail rental space: Mortgage loan payable with interest 7.57% after taking into effect interest rate swap; principal and interest payable in equal monthly payments of approximately $82,000 per month with balloon payment due on maturity on August 19, 2020, as amended March 15, 2011 (a).	$8,190,000	$8,532,000
Other (unsecured) (Note 8):		
Note payable to affiliate: Note payable is to affiliate T.G.I.F., interest at prime (3.25% at 12/31/12) payable monthly. Principal outstanding is due on demand.	2,815,000	3,181,000
Totals	$11,005,000	$11,713,000

(a) On March, 11 2011 this loan was amended and restated to approximately $8.8 million. The loan balance as of December 31, 2012 is approximately $8.2 million. The loan is payable in monthly installments of approximately $82,000 including principal and interest. Interest remains at the same terms calculated at one-month LIBOR rate (.21% at December 31, 2012) plus 2.45%. The loan is unconditionally guaranteed by the Company and CFT, as well as a personal guarantee from a Trustee of CFT. The loan includes certain covenants including debt service coverage. The Company is in compliance with all debt covenants as of December 31, 2012. See Note 6 for discussion of interest rate swap agreement related to this loan.

A summary of scheduled principal repayments or reductions for all types of notes and mortgages payable is as follows:

Year ending December 31,	Amount
2013	$3,185,000
2014	401,000
2015	430,000
2016	430,000
2017	430,000
2018 and thereafter	6,129,000
Total	$11,005,000

13. LEASE COMMITMENTS

The Company's 50% owned subsidiary (Landing), as lessee, leases land and submerged lands on which it operates the Monty's property under a lease with the city of Miami which expires on May 31, 2035. Under the lease, the Company pays percentage rents ranging from 8% to 15% of gross revenues from various components of the property's operations. Total rent paid, to the city of Miami (including sales tax) for the years ended December 31, 2012 and 2011 was approximately $901,000 and $886,000, respectively.

14. INCOME TAXES

The Company (excluding CII) qualifies as a real estate investment trust and distributes its taxable ordinary income to stockholders in conformity with requirements of the Internal Revenue Code and is not required to report deferred items due to its ability to distribute all taxable income. In addition, net operating losses can be carried forward to reduce future taxable income but cannot be carried back. Distributed capital gains on sales of real estate as they relate to REIT activities are not subject to taxes; however, undistributed capital gains may be subject to corporate tax.

The Company's 95%-owned subsidiary, CII, files a separate income tax return and its operations are not included in the REIT's income tax return.

The Company accounts for income taxes in accordance with ASC Topic 740, "Accounting for Income Taxes". ASC Topic 740 requires a Company to use the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred taxes only pertain to CII. As a result of timing differences associated with the carrying value of other investments and depreciable assets and the future benefit of a net operating loss, the Company has recorded a net deferred tax asset as of December 31, 2012 and 2011 of $698,000 and $632,000, respectively. A valuation allowance against deferred tax asset has not been established as it is more likely than not, based on the Company's previous history, that these assets will be realized.

As of December 31, 2012 the Company (excluding CII) has an estimated net operating loss carryover of approximately $5.1 million of which expires as follows:

NOL	Expiration Year
$571,000	2025
786,000	2026
500,000	2027
422,000	2028
754,000	2029
576,000	2030
1,083,000	2031
198,000	2032
$4,890,000	Total

As of December 31, 2012 CII has an estimated net operating loss carryover (NOL) of approximately $1.3 million which expires as follows:

NOL	Expiration Year
$44,000	2018
386,000	2022
14,000	2024
13,000	2026
81,000	2028
141,000	2029
356,000	2030
40,000	2031
197,000	2032
$1,272,000	Total

The components of income before income taxes and the effect of adjustments to tax computed at the federal statutory rate for the years ended December 31, 2012 and 2011 were as follows:

	2012	2011
Loss before income taxes	($60,000)	($1,093,000)
Computed tax at federal statutory rate of 34%	($20,000)	($372,000)
State taxes at 5.5%	(4,000)	(60,000)
REIT related adjustments	(21,000)	401,000
Unrealized loss (gain) from marketable securities for book not tax	(31,000)	52,000
Other items, net	10,000	(173,000)
Benefit from income taxes	($66,000)	($152,000)

The REIT related adjustments represent the difference between estimated taxes on undistributed income and/or capital gains and book taxes computed on the REIT's income before income taxes.

The benefit from income taxes in the consolidated statements of comprehensive income consists of the following:

Year ended December 31,	2012	2011
Current:		
Federal	--	--
State	--	--
	--	--
Deferred:		
Federal	($60,000)	($137,000)
State	(6,000)	(15,000)
	(66,000)	(152,000)
Total	($66,000)	($152,000)

As of December 31, 2012 and 2011, the components of the deferred tax assets and liabilities are as follows:

	As of December 31, 2012 Deferred tax		As of December 31, 2011 Deferred tax	
	Assets	Liabilities	Assets	Liabilities
Net operating loss carry forward	$471,000		$411,000	
Excess of book basis of 49% owned corporation over tax basis		$418,000		$470,000
Excess of tax basis over book basis of assets associated with real estate interests held for sale	286,000		278,000	
Unrealized gain on marketable securities		32,000		1,000
Excess of tax basis over book basis of other investments	508,000	117,000	484,000	70,000
Totals	$1,265,000	$567,000	$1,173,000	$541,000

15. STOCK-BASED COMPENSATION

The Company's 2011 Stock Option Plan provides for the grant of options to purchase up to 120,000 shares of the Company's common stock to the officers and directors of the Company.

There were no options granted, exercised or forfeited during the year ended December 31, 2012.

On March 23, 2011 options were granted to all officers and directors to purchase an aggregate of 102,100 common shares at no less than 100% of the fair market value at the date of grant. These options were issued after approval of the Plan by shareholders on August 25, 2011. These options were vested when issued, except for some of the stock options granted to the President and CEO which vest in 2012 and 2013. Options are not transferable and expire on August 25, 2016 or upon termination of employment, except to a limited extent in the event of retirement, disability or death of the grantee. Stock options issued to the CEO have an exercise price of 110% of the fair market value at the date of grant. The average exercise price of the options granted in 2011 was $4.99 per share. The Company's stock price on the date of grant was $4.80 per share.

The Company's policy is to record stock compensation expense in accordance with ASC Topic 505-50, "Equity-Based Payments to Non-Employees". Options granted during 2011 were valued at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have some vesting restrictions and are not transferable. The per share weighted average fair value of stock options granted during the nine months in 2011 was $.63 and was determined using the following assumptions: expected price volatility 16.25%, risk-free interest rate ranging between .11% and .47%, zero expected dividend yield and five years expected life of options. The expected term of options granted is based on historical experience with past option holders, and represents the period of time that options granted are expected to be outstanding. The Company's stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. It is management's opinion that the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

The Company's non-employee stock compensation expense based on the fair value at the date of grant for stock options was approximately $12,000 and $53,000 for the years ended December 31, 2012 and 2011, respectively, and is included in the results of operations in the condensed consolidated financial statements.

As of December 31, 2012, there was approximately $5,000 of total unrecognized non-employee stock compensation expense related to unvested stock options under the Plan. This expense is expected to be recognized over the vesting periods ending August 25, 2013.

A summary of the status of the Company's stock option plan as of December 31, 2012 and December 31, 2011, and changes during the periods ending on those dates are presented below:

	As of December 31, 2012		As of December 31, 2011	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at the beginning of the period	102,100	$4.99	102,100	$8.83
Granted	--	--	102,100	$4.99
Exercised	--	--	--	--
Expired	--	--	(102,100)	$8.83
Forfeited	--	--	--	--
Outstanding at the end of the period	102,100	$4.99	102,100	$4.99
Options exercisable at period-end	102,100	$4.99	102,100	$4.99
Weighted average fair value of options granted during the period	--	--	102,100	$.64
Aggregate intrinsic value of outstanding and exercisable options at the end of the period	--	--		--

16. OPERATING LEASES AS LESSOR

Bayshore, as lessor, leases various office and dock space under non-cancelable operating leases that expire at various dates through 2022. Annual minimum lease payments due from leases to non-combined, third party tenants under non-cancelable operating leases are included in the table below.

These leases are classified as operating leases and generally require the tenant to pay all costs associated with the property. Minimum annual rentals on non-cancelable leases in effect at December 31, 2012, are as follows:

Year ending December 31,	Amount
2013	$522,000
2014	518,000
2015	469,000
2016	374,000
2017	320,000
2018 and subsequent years	583,000
Total	$2,786,000

1. DISCONTINUED OPERATIONS AND REAL ESTATE INTERESTS HELD FOR SALE

On February 25, 2013 the Company completed the sale of its interests in Grove Isle Associates LLLP, Grove Isle Yacht Club Associates, Grove Isle Investments Inc. and CII Yacht Club, Inc., which represent interests in the Grove Isle hotel, club, tennis courts and marina (collectively, the "Grove Isle Property") to Grove Isle Yacht & Tennis, LLC, a Florida limited liability company and an unrelated entity ("the Purchaser"), pursuant to a purchase agreement entered into on the same day. The purchase price was $24.4 million, consisting of $23.4 million in cash and a $1 million promissory note due from the Purchaser. Approximately $2.7 million of the proceeds were used to pay off the existing mortgage on the Grove Isle Property.

The Company's interest in Grove Spa, LLC was not sold as part of the transaction described above, however the Purchaser has an option to purchase our 50% interest in the spa for $100,000, and accordingly this interest is classified as held for sale.

We have classified the results of operations for the real estate interests discussed above into discontinued operations in the accompanying consolidated financial statements of operations.

	For the years ended December 31, 2012	2011
Revenues:		
Rental and related revenue	$ 1,139,000	$ 1,204,000
Marina revenue	557,000	556,000
Spa revenue	430,000	535,000
Other	--	31,000
Total revenue	2,126,000	2,326,000
Expenses:		
Rental operating expenses	4,000	49,000
Marina expenses	495,000	519,000
Spa expenses	392,000	538,000
Interest expense	124,000	97,000
Depreciation, amortization and other expenses	277,000	458,000
Total expenses	1,292,000	1,661,000
Income from discontinued operations	$ 834,000	$ 665,000

The major classes of assets and liabilities associated with the real estate interest held for sale as of December 31, 2012 and 2011 were as follows:

	December 31, 2012	December 31, 2011
Grove Isle land, hotel, club building and marina	$ 1,801,000	$ 1,870,000
Grove Isle spa building, improvements, furniture, fixtures and equipment (before 50% noncontrolling interest)	1,434,000	1,577,000
Other assets	172,000	177,000
Assets associated with real estate interest held for sale	$ 3,407,000	$ 3,624,000
Mortgage note payable	$ 2,696,000	$ 2,819,000
Accrued and other liabilities	23,000	97,000
Obligations associated with real estate interest held for sale	$ 2,719,000	$ 2,916,000

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Form 10-K have concluded that, based on such evaluation, our disclosure controls and procedures were effective and designed to ensure that material information relating to us and our consolidated subsidiaries, which we are required to disclose in the reports we file or submit under the Exchange Act, was made known to them by others within those entities and reported within the time periods specified in the SEC's rules and forms.

Management's Assessment on Internal Control over Financial Reporting/Limitations on the Effectiveness of Controls and Permitted Omission from Management's Assessment

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of the internal controls over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act) as of October 2, 2010, based on the framework in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO"). Management has selected the COSO framework for its evaluation as it is a control framework recognized by the SEC and the Public Company Accounting Oversight Board that is free from bias, permits reasonably consistent qualitative and quantitative measurement of our internal controls, is sufficiently complete so that relevant controls are not omitted and is relevant to an evaluation of internal controls over financial reporting.

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can only provide reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Principal Executive and Principal Financial Officers, based on their evaluation of our internal control over financial reporting, has concluded that our internal control over financial reporting was effective as of December 31, 2012.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the SEC that permit us to provide only management's report in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

During the last fiscal quarter, we have not made any change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.
None.

Part III.

Item 10. Directors, Executive Officers and Corporate Governance.
Listed below is certain information relating to the executive officers and directors of the Company:

Name and Office	Age	Principal Occupation and Employment other than With the Company During the Past Five Years - Other Directorships
Maurice Wiener; Chairman of the Board of Directors and Chief Executive Officer	71	Chairman of the Board and Chief Executive Officer of the Adviser; Executive Trustee, Transco; Director, T.G.I.F. Texas, Inc
Larry Rothstein; Director, President, Treasurer and Secretary	60	Director, President and Secretary of the Adviser; Trustee and Vice President of Transco; Vice President and Secretary, T.G.I.F. Texas, Inc.
Carlos Camarotti; Vice President-Finance and Assistant Secretary	52	Vice President - Finance and Assistant Secretary of the Adviser.
Walter Arader; Director	94	President, Walter G. Arader and Associates (financial and management consultants).
Harvey Comita; Director	83	Business Consultant; Trustee of Transco Realty Trust.
Richard Wiener; Director	71	Practicing attorney - real estate and commercial transactions.

All executive officers of the Company were elected to their present positions to serve until their successors are elected and qualified at the 2013 annual organizational meeting of directors immediately following the annual meeting of shareholders. All directors of the Company were elected to serve until the next annual meeting of shareholders and until the election and qualification of their successors.

Richard M. Wiener was elected to the Board in 2010. Mr. Wiener (who is not related to Maurice Wiener) is a practicing attorney in New York, specializing in real estate and commercial transactions for more than twenty-five years. He has broad experience in real estate investment, development, financing and acquisitions. Mr. Wiener's legal background and experience, and his long outstanding involvement in the real estate industry are valuable to his service on the Board.

All other directors and executive officers have been in their present position for more than five years.

Code of Ethics.
The Company has adopted a Code of Ethics that applies to directors and officers including principal executive officer, principal financial officer, principal accounting officer and controller and HMGA, Inc. (formerly HMG Advisory Corp.) and subsidiaries ("HMGA") and its employees in all instances in which HMGA is acting on behalf of the Company. The Company will provide to any person without charge, upon written request, a copy of the Code of Ethics including any amendments as well as any waivers that are required to be disclosed by the rules of the SEC or the NYSE Amex Stock Exchange.

Audit Committee and Audit Committee Financial Expert.
The Company has a separately designated standing Audit Committee established in accordance with Section 3(a) (58) (A) of the Securities Exchange act of 1934, as amended (the "Exchange Act"). The members of the Audit Committee are Messrs. Arader and Comita. The Board of Directors has determined that each of Messrs. Arader and Comita is (1) an "audit committee financial expert," as that term is defined in Item 401(e) of Regulation S-B of the Exchange Act, and (2) independent as defined by the listing standards of the NYSE Amex Stock Exchange and Section 10A(m)(3) of the Exchange Act.

Item 11. Executive Compensation.

Executive officers received no cash compensation from the Company in their capacity as executive officers. Reference is made to Item 1. Business and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for information concerning fees paid to the Adviser.

Compensation of Directors. The following table summarizes compensation to existing directors for the year ended December 31, 2012:

Director	Annual Fee	Board Meeting Fee	Committee Meeting Fee	Total Compensation
Maurice Wiener	$17,000	$1,500	--	$18,500
Larry Rothstein	17,000	1,500	$2,250	20,750
Walter Arader	12,000	1,500	2,250	15,750
Harvey Comita	12,000	1,500	2,250	15,750
Richard Wiener	12,000	1,500	--	13,500
Totals	$70,000	$7,500	$6,750	$84,250

Annual director's fees are paid at the beginning of each quarter and board and committee meeting fees are paid for each meeting a director attends. The annual fee for directors is $12,000 per year plus meeting fees $750 per meeting. Additionally Maurice Wiener and Larry Rothstein each receive $5,000 in director fees per year from Courtland Investments, Inc.

Outstanding Equity Awards to Executive Officers.

The following table summarizes all outstanding equity awards to the Company's executive officers as of December 31, 2012.

Executive Officer	Number of Options	Exercise Price	Expiration Date
Maurice Wiener	40,500	$5.28 per share	August 25, 2016
Larry Rothstein	29,900	$4.80 per share	August 25, 2016

Stock Options.

There were no options granted, exercised or forfeited in 2012.

In March 2011, the Company's Board of Directors authorized the 2011 Stock Option Plan (the "Plan"), which was approved by the shareholders on August 25, 2011. The 2011 Stock Option Plan replaces the 2000 Stock Option Plan and all outstanding options under the 2001 Plan have expired. The Plan provides for the grant of options to purchase up to 120,000 shares of the Company's common stock to the officers and directors of the Company. On March 23, 2011 options were granted to all officers and directors to purchase an aggregate of 102,000 common shares at no less than 100% of the fair market value at the date of grant. These options were issued after approval of the Plan by shareholders on August 25, 2011. These options are vested when issued, except for some of the stock options granted to the President and CEO which vest in 2012 and 2013. Options are not transferable and expire on August 25, 2016 or upon termination of employment, except to a limited extent in the event of retirement, disability or death of the grantee. Stock options issued to the CEO have an exercise price of 110% of the fair market value at the date of grant. The average exercise price of the options granted in 2011 was $4.99 per share. The Company's stock price on the date of grant was $4.80 per share.

The Plan, which permits the grant of qualified and non-qualified options and is intended to provide incentives to the directors and employees (the "employees") of the Company, as well as to enable the Company to obtain and retain the services of such employees. The Plan is administered by a Stock Option Committee (the "Committee") appointed by the Board of Directors. The Committee selects those key officers and employees of the Company to whom options for shares of common stock of the Company shall be granted. The Committee determines the purchase price of shares deliverable upon exercise of an option; such price may not, however, be less than 100% of the fair market value of a share on the date the option is granted. Payment of the purchase price may be made in cash, Company stock, or by delivery of a promissory note, except that the par value of the stock must be paid in cash or Company stock. Shares purchased by delivery of a note must be pledged to the Company. Shares subject to an option may be purchased by the optionee within five years from the date of the grant of the option. However, options automatically terminate if the optionee's employment with the Company terminates other than by reason of death, disability or retirement. Further, if, within one year following exercise of any option, an optionee terminates his employment other than by reason of death, disability or retirement, the shares acquired upon exercise of such option must be sold to the Company at a price equal to the lesser of the purchase price of the shares or their fair market value.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.
Set forth below is certain information concerning common stock ownership by directors, executive officers, directors and officers as a group, and holders of more than 5% of the outstanding common stock.

Name [7], [8]	Shares Owned by Named Persons & Members of His Family [1]		Additional Shares in Which the named Person Has, or Participates in, the Voting or Investment Power(2)		Total Shares & Percent of Class	
Maurice Wiener	51,100	(4)	541,830	(3), (5)	592,930	55%
Larry Rothstein	47,900	(4)	541,830	(3)	589,730	55%
Walter G. Arader	15,400	(4)			15,400	1%
Harvey Comita	10,000	(4)	477,300	(6)	487,300	45%
Richard Wiener	5,000	(4)			5,000	*
All Directors and Officers as a Group	157,700	(4)	541,830	(3)	699,530	65%
Transco Realty Trust 1870 S. Bayshore Drive Coconut Grove, FL 33133	477,300	(5)			477,300	46%
Comprehensive Financial Planning, Inc. 3950 Fairlane Drive Dacula, GA 30019	133,794	(9)			133,794	12%

* less than 1%

(1) Unless otherwise indicated, beneficial ownership is based on sole voting and investment power.

(2) Shares listed in this column represent shares held by entities with which directors or officers are associated. Directors, officers and members of their families have no ownership interest in these shares.

(3) This number includes the number of shares held by Transco Realty Trust (477,300 shares), HMGA, Inc. (54,530 shares) and T.G.I.F. Texas, Inc. (10,000 shares). Several of the directors of the Company are directors, trustees, officers or shareholders of certain of those firms.

(4) This number includes options granted under the 2011 Stock Option Plan. These options have been granted to Mr. M. Wiener, 40,500; Mr. Rothstein, 29,900; 5,000 each to Mr. Arader, Mr. Comita, Mr. R. Wiener and 16,700 to two officers. Reference is made to Item 11. Executive Compensation for further information about the 2011 Stock Option Plan.

(5) Mr. Wiener holds approximately 34% and 57% of the stock of Transco and HMGA Inc., respectively, and may therefore be deemed to be the beneficial owner of the shares of the Company held by Transco and HMGA Inc.

(6) This number represents the number of shares held by Transco Realty Trust, of which, Mr. Comita is a Trustee.

(7) Except as otherwise set forth, the address for these individuals is 1870 South Bayshore Drive, Coconut Grove, Florida 33133.

(8) No shares of stock of the executive officers and directors have been pledged as collateral.

(9) Comprehensive Financial Planning, Inc. has shared investment power on all shares and sole voting power on all shares.

Item 13. Certain Relationships and Related Transactions and Director Independence. The following discussion describes the organizational structure of the Company's subsidiaries and affiliates.

Transco Realty Trust ("Transco").
Transco is a 47% shareholder of the Company of which Mr. Wiener is its executive trustee and holds 34% of its stock.

HMGA, Inc. (the "Adviser") and subsidiaries.
The day-to-day operations of the Company are handled by the Adviser, as described above under Item 1. Business "Advisory Agreement." The Adviser is majority owned by Mr. Wiener, its Chairman and CEO.

In August 2004 the HMG Advisory Bayshore, Inc. ("HMGABS") (a wholly owned subsidiary of the Adviser) was formed for the purposes of overseeing the Monty's restaurant operations acquired in August 2004. For the years ended December 31, 2012 and 2011 HMGABS received $25,000 from Bayshore Rawbar, LLC in management fees.

Reference is made to Item 1. Business and Item 1. Business and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for further information about the remuneration of the Adviser.

Courtland Investments, Inc. ("CII").
The Company holds a 95% non-voting interest and Masscap Investment Company ("Masscap") holds a 5% voting interest in CII. In May 1998, the Company and Masscap entered into a written agreement in order to confirm and clarify the terms of their previous continuing arrangement with regard to the ongoing operations of CII, all of which provide the Company with complete authority over all decision making relating to the business, operation, and financing of CII consistent with the Company's status as a real estate investment trust.

CII and its wholly-owned subsidiary own 100% of Grove Isle Club, Inc., Grove Isle Yacht Club Associates, Grove Isle Marina, Inc., CII Spa, LLC, Courtland Bayshore Rawbar, LLC and it also owns 15% of Grove Isle Associates, Ltd., (the Company owns the other 85%).

T.G.I.F. Texas, Inc. ("T.G.I.F.").
CII owns approximately 49% of the outstanding shares of T.G.I.F. Mr. Wiener is a director and chairman of T.G.I.F. and owns, directly and indirectly, approximately 18% of the outstanding shares of T.G.I.F. T.G.I.F also owns 10,000 shares of the Company's stock.

The following discussion describes all material transactions, receivables and payables involving related parties. All of the transactions described below were on terms as favorable to the Company as comparable transactions with unaffiliated third parties.

The Adviser.
As of December 31, 2012 and 2011 the Adviser owed the Company approximately $398,000. Amounts due from the Adviser bear interest at the prime rate plus 1% payable monthly, with principal due on demand.

The principal executive offices of the Company and the Adviser are located at 1870 South Bayshore Drive, Coconut Grove, Florida, 33133, in premises owned by the Company's subsidiary CII and leased to the Adviser pursuant to a lease agreement originally dated December 1, 1999, and as renewed in 2009. The lease provides for base rent of $48,000 per year payable in equal monthly installments during the five year term of the lease which expires on December 1, 2014. The Adviser, as tenant, pays utilities, certain maintenance and security expenses relating to the leased premises.

South Bayshore Associates ("SBA").
SBA is a joint venture in which Transco and the Company hold interests of 25% and 75%, respectively. The sole major asset of SBA is a demand note from Transco, bearing interest at the prime rate, with an outstanding balance of approximately $300,000 in principal and interest as of December 31, 2012 and 2011.

The Company also holds a demand note from SBA bearing interest at the prime rate plus 1% with an outstanding balance as of December 31, 2012 and 2011 of approximately $1,184,000 and $1,165,000, in principal and accrued interest, respectively. Interest payments of $10,000 were made in 2012 and 2011. Accrued and unpaid interest is not added to the principal. SBA is a consolidated subsidiary of the Company and the note payable and related interest income is eliminated in consolidation.

CII.
The Company holds a demand note due from its 95%-owned consolidated subsidiary, CII, bearing interest at the prime rate plus 1% with an outstanding balance of $1,092,000 and $827,000 as of December 31, 2012 and 2011, respectively. Repayments from CII to the Company during 2012 and 2011 were $36,000 and $572,000, respectively. Advances from the Company to CII during 2012 were $320,000. There were no advances from the Company to CII in 2011. CII is a consolidated subsidiary of the Company and the note payable and related interest is eliminated in consolidation.

In 1986, CII acquired from the Company the rights to develop the marina at Grove Isle for a promissory note of $620,000 payable at an annual rate equal to the prime rate. The principal is due on demand. Interest payments are due annually in January. Because the Company consolidates CII, the note payable and related interest income is eliminated in consolidation.

Courtland Houston, Inc. ("CHI")
CHI is 80%-owned by CII and 20% owned by Bernard Lerner, its sole employee. CHI was formed in 2007 with a $140,000 investment by CII. CHI engages in commercial leasing activities in Texas and earns commission and other consulting revenue. Mr. Lerner is a cousin of the Company's Chairman and CEO Mr. Maurice Wiener. For the years ended December 31, 2011 and 2010 Mr. Lerner was paid a salary of $85,000. For the year ended December 31, 2012 CHI reported no revenues, and for 2011 reported revenues of $50,000.

T.G.I.F.
As of December 31, 2012 and 2011, CII owed approximately $2,814,000 and $3,180,000, respectively, to T.G.I.F. All advances between CII and T.G.I.F. are due on demand and bear interest at the prime rate plus 1%. All interest due has been paid.

As of December 31, 2012 and 2011, T.G.I.F. had amounts due from Mr. Wiener of approximately $707,000. These amounts are due on demand and bear interest at the prime rate. All interest due has been paid. Mr. Wiener received consulting and director's fees from T.G.I.F of approximately $22,000 for the years ended December 31, 2012 and 2011. Also, T.G.I.F. owns 10,000 shares of the Company which were purchased in 1996 at the market value. In 2012 and 2011 T.G.I.F. declared and paid a cash dividend of $.07 per share and $.06 per share, respectively. CII's portion of the dividends was approximately $196,000 and $168,000, respectively.

Item 14. Principal Accountants Fees and Services.

The following table sets forth fees billed to the Company by the Company's independent auditors for the year ended December 31, 2012 and December 31, 2011 for (i) services rendered for the audit of the Company's annual financial statements and the review of the Company's quarterly financial statements, (ii) services rendered that are reasonably related to the performance of the audit or review of the Company's financial statements that are not reported as Audit Fees, and (iii) services rendered in connection with tax preparation, compliance, advice and assistance. The Audit Committee pre-approved all services rendered by the Company's independent auditors.

Principal Accountant Fees and Services

For the fiscal year ended	December 31, 2012	December 31, 2011
Audit fees including quarterly reviews	$70,000	$77,000
Tax return preparation fees	15,000	15,000
Total Fees	$85,000	$92,000

Part IV.

Item 15. Exhibits and Financial Statement Schedules.
(a) Exhibits listed in the Index to Exhibits.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HMG/Courtland Properties, Inc.

March 22, 2013

by: /s/Maurice Wiener
Maurice Wiener
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/Maurice Wiener — March 22, 2013

Maurice Wiener
Chairman of the Board
Chief Executive Officer

/s/Larry Rothstein — March 22, 2013

Larry Rothstein
Director, President, Treasurer and Secretary
Principal Financial Officer

/s/Walter G. Arader — March 22, 2013

Walter G. Arader, Director

/s/Harvey Comita — March 22, 2013

Harvey Comita, Director

/s/Richard Wiener — March 22, 2013

Richard Wiener, Director

/s/Carlos Camarotti — March 22, 2013

Carlos Camarotti
Vice President - Finance and Controller
Principal Accounting Officer

EXHIBIT INDEX

		Description	
(3)	(a)	Certificate of Incorporation as amended	Incorporated by reference to Exhibit 3(a) to the 2010 Form 10-K.
	(b)	By-laws	Incorporated by reference to Exhibit 6.1 to the Registration Statement of Hospital Mortgage Group, Inc. on Form S-14, No. 2-64, 789, filed July 2, 1979.
(10)	(a)	Amended and restated lease agreement between Grove Isle Associates, Ltd. and Westgroup Grove Isle Associates, Ltd. dated November 19, 1996.	Incorporated by reference to Exhibit 10(d) to the 1996 Form 10-KSB
	(b)	Master agreement between Grove Isle Associates, Ltd. Grove Isle Clubs Inc., Grove Isle Investments, Inc. and Westbrook Grove Isle Associates, Ltd. dated November 19, 1996.	Incorporated by reference to Exhibit 10(e) to the 1996 Form 10-KSB
	(c)	Agreement Re: Lease Termination between Grove Isle Associates, Ltd. and Grove Isle Club, Inc. dated November 19, 1996.	Incorporated by reference to Exhibit 10(f) to the 1996 Form 10-KSB
	(d)	Amended and restated agreement between NAF Associates and the Company, dated August 31, 1999.	Incorporated by reference to Exhibit 10(f) to the 1999 Form 10-KSB
	(e)	Amendment to Amended and restated lease agreement between Grove Isle Associates, Ltd. and Westgroup Grove Isle Associates, Ltd. dated December 1, 1999.	Incorporated by reference to Exhibit 10(g) to the 1999 Form 10-KSB
	(f)	Lease agreement between Courtland Investments, Inc. and HMG Advisory Corp. dated December 1, 1999.	Incorporated by reference to Exhibit 10(h) to the 1999 Form 10-KSB
	(g)	2000 Incentive Stock Option Plan of HMG/ Courtland Properties, Inc.	Incorporated by reference to Exhibit 10(h) to the 2001 Form 10-KSB
	(h)	Amended and Restated Advisory Agreement between the Company and HMG Advisory Corp. effective January 1, 2003.	Incorporated by reference to Exhibit 10(i) and 10(j) to the 2002 Form 10-KSB
	(i)	Second Amendment to Amended and restated lease agreement included herein between Grove Isle Associated, Ltd. and Westgroup Grove Isle Associates, Ltd. dated September 15, 2004	Incorporated by reference to Exhibit 10(i) to the 2004 Form 10-KSB
	(j)	Operating Agreement of Grove Spa, LLC dated September 15, 2004	Incorporated by reference to Exhibit 10(j) to the 2004 Form 10-KSB

(k)	Sublease between Westgroup Grove Isle Associates, Ltd. and Grove Spa, LLC dated September 15, 2004	Incorporated by reference to Exhibit 10(k) to the 2004 Form 10-KSB Included herein.
(l)	Purchase and Sale Agreement ("Acquisition of Monty's") between Bayshore Restaurant Management Corp. and Bayshore Landing, LLC dated August 20, 2004	Incorporated by reference to Exhibit 10(l) to the 2004 Form 10-KSB
(m)	Ground Lease between City of Miami and Bayshore Landing, LLC dated August 20, 2004 and related document	Incorporated by reference to Exhibit 10(m) to the 2004 Form 10-KSB
(n)	Loan Agreement between Wachovia Bank and Bayshore Landing, LLC dated August 20, 2004	Incorporated by reference to Exhibit 10(n) to the 2004 Form 10-KSB
(o)	Operating Agreement of Bayshore Landing, LLC dated August 19, 2004	Incorporated by reference to Exhibit 10(o) to the 2004 Form 10-KSB
(p)	Management Agreement for Bayshore Rawbar , LLC executed by RMI, LLC	Incorporated by reference to Exhibit 10(p) to the 2004 Form 10-KSB
(q)	Management Agreement for Bayshore Rawbar, LLC executed by HMG Advisory Bayshore, Inc.	Incorporated by reference to Exhibit 10(q) to the 2004 Form 10-KSB
(r)	Management and Leasing Agreement for Bayshore Landing, LLC executed by RCI Bayshore, Inc.	Incorporated by reference to Exhibit 10(r) to the 2004 Form 10-KSB
(s)	Assignment and Assumption of Management Agreement by Noble House Grove Isle, Ltd. To GH-Grove Isle Management LLC And Consent by Grove Spa, LLC	Incorporated by reference to Exhibit 10(s) to the 2008 Form 10-K
(t)	Third Amendment to Amended and Restated Lease Agreement	Incorporated by reference to Exhibit 10(t) to the 2008 Form 10-K
(u)	Assignment and Assumption of Lease and Consent of Landlord	Incorporated by reference to Exhibit 10(u) to the 2008 Form 10-K
(v)	Amendment to Operating Agreement of Grove Spa, LLC, A Delaware Limited Liability Company	Incorporated by reference to Exhibit 10(v) to the 2008 Form 10-K
(w)	First Amendment to Management Agreement	Incorporated by reference to Exhibit 10(w) to the 2008 Form 10-K

	(x)	Interest Purchase Agreement by and among Courtland Investments, Inc., HMG/Courtland Properties, Inc. as Seller and Grove Isle Yacht and Tennis Club, Inc. and Grove Isle Associates LLLP, CII Spa, LLC, Grove Isle Investments, Inc. CII Yacht Club, Inc. and Grove Isle Yacht Club Associates – February 25, 2013	Incorporated by reference to Exhibit 99.1 to Form 8-K filed on February 25, 2013.
(14)		Code of Ethics for Chief Executive Officer and Senior Financial Officers dated May 2003	Incorporated by reference to Exhibit 14 to the 2004 Form 10-KSB
(21)		Subsidiaries to the Company	Included herein.
(31)	(a)	Certification of Chief Executive Officer as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Included herein.
	(b)	Certification of Chief Financial Officer as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Included herein.
(32)	(a)	Certification of Chief Executive Officer pursuant to 18 U.S.C. § 1350 as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002	Included herein.
	(b)	Certification of Chief Financial Officer pursuant to 18 U.S.C. § 1350 as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002	Included herein.

EXHIBIT 21: SUBSIDIARIES OF THE COMPANY

260 RIVER CORP., a Vermont Corporation
BALEEN ASSOCIATES Inc., a Florida Corporation
BAYSHORE LANDING, LLC, a Florida Limited Liability
BAYSHORE RAWBAR, LLC, a Florida Limited Liability
BAYSHORE RESTAURANT, LLC, a Florida Limited Liability
CII SPA, LLC, a Florida Limited Liability
COURTLAND BAYSHORE RAWBAR, LLC, a Florida Limited Liability
COURTLAND BAYSHORE RESTAURANT, LLC, a Florida Limited Liability Company
COURTLAND HOUSTON, INC., a Florida Corporation
COURTLAND INVESTMENTS, INC., a Delaware Corporation
GROVE ISLE ASSOCIATES, LTD., a Florida Limited Partnership
GROVE ISLE CLUB, INC., a Florida Corporation
GROVE ISLE INVESTMENTS, INC., a Florida Corporation
GROVE ISLE MARINA, INC., a Florida Corporation
GROVE ISLE YACHT CLUB ASSOCIATES, a Florida Joint Venture
GROVE SPA, LLC, a Florida Limited Liability
HMG BAYSHORE, LLC, a Florida Limited Liability Company
SAILBOAT KEY, INC., a Florida Corporation
SOUTH BAYSHORE ASSOCIATES, a Florida Joint Venture

EXHIBIT 31A: CERTIFICATION REQUIRED UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Maurice Wiener, certify that:

1. I have reviewed this annual report on Form 10-K of HMG/Courtland Properties, Inc.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's internal controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 22, 2013

/s/ Maurice Wiener
Maurice Wiener, Principal Executive Officer

EXHIBIT 31B: CERTIFICATION REQUIRED UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Larry Rothstein, certify that:

1. I have reviewed this annual report on Form 10-K of HMG/Courtland Properties, Inc.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's internal controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 22, 2013

/s/ Larry Rothstein
Larry Rothstein, Principal Financial Officer

EXHIBIT 32A: CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of HMG/Courtland Properties, Inc. (the "Company") on Form 10-K for the year ending December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Maurice Wiener, Principal Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the periods indicated in the Report.

/s/ Maurice Wiener
Maurice Wiener, Principal Executive Officer
HMG/Courtland Properties, Inc.

EXHIBIT 32B: **CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of HMG/Courtland Properties, Inc. (the "Company") on Form 10-K for the year ending December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Larry Rothstein, Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the periods indicated in the Report.

/s/ Larry Rothstein

Larry Rothstein, Principal Financial Officer
HMG/Courtland Properties, Inc.